UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SOLAR POWER, INC.
(Name of Issuer)
(1) Shares of common stock, par value $0.0001 per share, and
(2) Shares of preferred stock designated as Series A Preferred Stock, par value $0.0001 per share
(Title of Class of Securities)
83490A100
(CUSIP Number)
STEPHEN C. KIRCHER
c/o Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661
(916) 745-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83490A100

1.	NAMES OF REPORTING PERSONS. I. R. S. Identification Nos. of above persons (entities only). LDK SOLAR CO., LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		42,835,947 shares of common stock and 20,000,000 shares of Series A Preferred Stock

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000 shares of common stock

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,835,947 shares of common stock and 20,000,000 shares of Series A Preferred Stock

WITH	10.	SHARED DISPOSITIVE POWER

6,000,000 shares of common stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,835,947 shares of common stock and 20,000,000 shares of Series A Preferred Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 51.3% of shares of common stock and 100% of shares of Series A Preferred Stock

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on January 10, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on January 12, 2011 (“Amendment No. 1”). This Amendment No. 2 is filed to report that certain actions that were anticipated to occur in the Original Schedule 13D and Amendment No. 1 have since occurred.
Item 1. Security and Issuer
     This Amendment No. 2 relates to shares of common stock, par value $0.0001 per share (the “Common Shares”) and shares of preferred stock designated as Series A Preferred Stock, par value $0.0001 (the “Preferred Shares”), of Solar Power, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is 1115 Orlando Avenue, Roseville, California 95661.
Item 2. Identity and Background
     This Amendment No. 2 is being filed by LDK Solar Co., LTD. (the “Reporting Person”), a Cayman Islands limited company with a principal office at Jiangxi LDK Solar Hi-Tech Co., Ltd, LDK Avenue, Economic Development Zone, Xinyu City, Jiangxi Province, P.R. China, 338032. The Reporting Person’s principal business is the manufacture and supply of photovoltaic products.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     1. As described in the Original Schedule 13D, the Reporting Person gained certain voting rights over 6,000,000 Common Shares otherwise beneficially owned by Stephen C. Kircher (the “Voting Common Shares”) pursuant to a certain voting agreement, dated January 5, 2011, by and between Mr. Kircher and the Reporting Person (the “Voting Agreement”). The Voting Agreement is attached as Exhibit A hereto. Mr. Kircher maintains beneficial ownership over the Voting Common Shares for all purposes other than those agreed to in the Voting Agreement.
     2. As described in Amendment No. 1, on January 10, 2011 the Reporting Person purchased 42,835,947 Common Shares (the “Purchased Common Shares”) from the Issuer for the sum of $10,708,987. The Reporting Person’s working capital was the source of funds for this purchase.
     3. For the sum of $22,227,669, the Reporting Person purchased 20,000,000 Preferred Shares (the “Purchased Preferred Shares”) from the Issuer. To finance this transaction, the Reporting Person obtained a $23,000,000 loan (the “Loan”) from China Development Bank Corporation, Hong Kong Branch (the “Bank”), pursuant to a certain Facility Agreement, dated March 28 2011, by and between the Reporting Person and the Bank (the “Facility Agreement”). As collateral for the Loan, the Reporting Person has pledged all of its interests in the Purchased Common Shares, the Purchased Preferred Shares and the Common Shares it is anticipated to obtain upon the conversion

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of the Purchased Preferred Shares (as discussed in Item 4 below), pursuant to a certain Share Pledge Agreement, dated March 28, 2011, by and between the Reporting Person’s wholly owned subsidiary, LDK Solar USA, Inc., a California corporation, and the Bank (the “Share Pledge Agreement”). The Facility Agreement is attached as Exhibit B hereto and the Share Pledge Agreement is attached as Exhibit C hereto.
Item 4. Purpose of Transaction
     Pursuant to the Voting Agreement, the Reporting Person has obtained Mr. Kircher’s agreement, with respect to the Voting Common Shares, to vote in favor of a future amendment to the Issuer’s certificate of incorporation to increase the number of authorized Common Shares. Additionally, Mr. Kircher has covenanted to the Reporting Person that he will not dispose of or otherwise limit his interest in the Voting Common Shares until after such vote takes place.
     At the same time that the Reporting Person entered into the Voting Agreement, the Reporting Person entered into a stock purchase agreement with the Issuer dated January 5, 2011 (the “Stock Purchase Agreement”). The Stock Purchase Agreement is attached as Exhibit D hereto. On January 10, 2011, pursuant to the Stock Purchase Agreement, the Issuer issued and the Reporting Person purchased the Purchased Common Shares. On March 31, 2011, pursuant to the Stock Purchase Agreement, the Issuer issued and the Reporting Person purchased the Purchased Preferred Shares.
     Pursuant to the Stock Purchase Agreement, the Issuer has agreed to hold a vote to increase the number of authorized Common Shares no later than June 30, 2011. Once this increase occurs, the Purchased Preferred Shares will be converted automatically into Common Shares (each Purchased Preferred Share will be converted into 4.44552 Common Shares). The Purchased Preferred Shares are entitled to a number of votes per share equal to the number of Common Shares that the Purchased Preferred Shares will convert into. The Reporting Person intends to vote the Purchased Common Shares and the Purchased Preferred Shares in favor of increasing the amount of authorized Common Shares and, as discussed in the first paragraph of this Item 4, Mr. Kircher has covenanted to vote the Voting Common Shares in favor. As a result of this vote and conversion of the Purchased Preferred Shares, should such events transpire as expected, the Reporting Person will obtain beneficial ownership of approximately 70% of all issued and outstanding Common Shares on an as converted, fully diluted basis. At such time, the Reporting Person’s beneficial ownership interest in the Voting Common Shares will cease and accordingly, such beneficial ownership is not included as part of the approximately 70% beneficial ownership of Common Shares.
     As discussed in Amendment No. 1, Xiaofeng Peng and Jack Lai have been appointed to the board of directors of the Issuer. Pursuant to the Stock Purchase Agreement, the Reporting Person will nominate two other individuals (the “Board Nominees”) to serve on the board of directors of the Issuer and the Issuer has agreed to cause such nominees to be so appointed. Tim Nyman, Ron Cohan and Paul Regan have agreed to resign from the board of directors of the Issuer effective upon the appointment of the Board Nominees.
Item 5. Interest in Securities of the Issuer
(a) The Reporting Person has acquired beneficial ownership in:

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(i) 42,835,947 Purchased Common Shares, which is approximately 45% of Common Shares issued and outstanding; and
(ii) 6,000,000 Voting Common Shares, which is approximately 6.3% of Common Shares issued and outstanding. The Reporting Person’s beneficial ownership in these Voting Common Shares is solely with respect to the specific purposes discussed in Item 4 above; these Voting Common Shares are for all other purposes beneficially owned by Stephen C. Kircher.
(iii) 20,000,000 Purchased Preferred Shares, which is 100% of Preferred Shares issued and outstanding.
(b) The Reporting Person holds sole power to vote and sole power to dispose of the Purchased Common Shares and the Purchased Preferred Shares. The Reporting Person holds shared power to direct the vote and power to restrict the disposition of the Voting Common Shares. Specifically, the Reporting Person has obtained Stephen C. Kircher’s agreement to vote the Voting Common Shares in favor of an amendment to the Issuer’s certificate of incorporation that would increase the amount of authorized Common Shares. The Reporting Person does not have any power to direct the vote of any of the Voting Common Shares for any other purpose. Additionally, the Reporting Person has obtained Stephen C. Kircher’s agreement not to dispose of or in any way relinquish his interests in all or any of the Voting Common Shares, with such agreement terminating after Mr. Kircher has fulfilled his voting obligations with respect to the amendment to the certificate of incorporation discussed in Item 4.
(c) The Reporting person has not engaged in any transaction involving Common Shares that were reported or effected during the past sixty days other than those transactions disclosed in this Amendment No. 2.
(d) Other than those interests detailed in paragraph (b) above, Stephen C. Kircher holds all rights of ownership to the Voting Common Shares, including the right to receive dividends from, and the proceeds from the sale of, the Voting Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person has entered into (1) a Voting Agreement with Mr. Stephen C. Kircher, (2) a Stock Purchase Agreement with the Issuer and (3) a Facility Agreement with the Bank. Additionally, the Reporting Person’s wholly owned subsidiary, LDK Solar USA, Inc., has entered into (4) a Share Pledge Agreement with the Bank. The details of these agreements are discussed in Items 3 and 4 above.
Item 7. Material to Be Filed as Exhibits
1. EXHIBIT A — Voting Agreement, dated January 5, 2011, by and between Stephen C. Kircher and LDK Solar Co., Ltd., incorporated herein by reference to Exhibit 99.A of the Original Schedule 13D.

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2. EXHIBIT B — Facility Agreement, dated March 28, 2011, by and between LDK Solar Co., Ltd. and China Development Bank Corporation, Hong Kong Branch.
3. EXHIBIT C — Share Pledge Agreement, dated March 28, 2011, by and between LDK Solar USA, Inc. and China Development Bank Corporation, Hong Kong Branch.
4. EXHIBIT D — Stock Purchase Agreement, dated January 5, 2011, by and between Solar Power, Inc. and LDK Solar Co., Ltd., incorporated herein by reference to Exhibit 99.B of the Original Schedule 13D.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
04/06/2011
Date

/s/ Jack Lai
Signature

Jack Lai, EVP & CFO
Name/ Title

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Exhibit B
Execution version
Dated March 28 2011
FACILITY AGREEMENT
between
LDK SOLAR CO., LTD.
as Borrower
and
CHINA DEVELOPMENT BANK CORPORATION, HONG KONG BRANCH
as Lender
relating to

US$23,000,000 Term Loan Facility

9/F, Central Tower
28 Queen’s Road Central
Hong Kong
HONGKONG 272490 (2K)

HONGKONG 272490 (2K)

i

HONGKONG 272490 (2K)

ii

THIS AGREEMENT is dated March 28 2011 and made between:
(1)	LDK SOLAR CO., LTD., an exempted company incorporated in the Cayman Islands with limited liability and registration number 166736, with its registered office at Corporate Filing Services Limited, 4th Floor, Harbour Centre, P.O. Box 613, George Town, Grand Cayman, Cayman Islands (the “Borrower”); and
(2)	CHINA DEVELOPMENT BANK CORPORATION, HONG KONG BRANCH, a company incorporated in the People’s Republic of China and registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Cap. 32 of The Laws of Hong Kong) with company number F0017015, with its principal place of business in Hong Kong at room 3307-3315 33F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong (the “Lender”).
IT IS AGREED as follows:
SECTION 1
INTERPRETATION
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
In this Agreement:

“Acquisition” means the subscription by the Borrower, or LDK USA as the Borrower’s nominee, of Target Shares pursuant to the terms of the Acquisition Agreement.

“Acquisition Agreement” means the stock purchase agreement dated January 5, 2011 between the Target and the Borrower (as restated and amended from time to time).

“Acquisition Documents” means the Acquisition Agreement, the Voting Agreement (as defined in the Acquisition Agreement), the Lock-up Agreements (as defined in the Acquisition Agreement) and any other document designated as an “Acquisition Document” by the Lender and the Borrower.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agreed Form” means in form and substance acceptable to the Borrower and the Lender (in the case of the Lender, acting on instructions of CDB Jiangxi where applicable), each acting reasonably.

“Applicable GAAP” means:

(a)	in the case of the Borrower, U.S. GAAP in effect from time to time; and

(b)	in the case of Jiangxi LDK, PRC GAAP in effect from time to time.
HONGKONG 272490 (2K)

“Auditors” means, with respect to any entity, the auditors of such entity at the Signing Date, or any other firm approved in advance by the Lender (such approval not to be unreasonably withheld or delayed).

“Authorisation” means

(a)	an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

“Availability Period” means the period from and including the Signing Date to and including March 31, 2011.

“Bank Guarantee” means a bank guarantee dated on or about the Signing Date issued by CDB Jiangxi in favour of the Lender in the Agreed Form.

“Bank Guarantee Issuance Contract” means the issuance agreement dated on or about the Signing Date with respect to the Bank Guarantee between the Borrower and CDB Jiangxi in the Agreed Form.

“Break Costs” means the amount (if any) by which:

(a)	the interest which the Lender should have received for the period from the date of receipt of all or any part of the Loan or Unpaid Sum to the last day of the current Interest Period in respect of the Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount of interest which the Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the London interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business:

(a)	in relation to the determination of a Quotation Day or delivery of a Utilisation Request, Hong Kong and London;

(b)	in relation to any payment in US Dollars, New York and Hong Kong; and

(c)	for all other purposes, Hong Kong.
HONGKONG 272490 (2K)

“CDB Jiangxi” means China Development Bank Corporation, Jiangxi Branch, with its principal place of business at No. 68 Zhongshan West Road, Nanchang, Jiangxi Province, the PRC.

“Change of Control” means any of the following:

(a)	after the Closing Date, LDK USA ceases to legally and beneficially own the Target Shares which are subject to the Share Pledge Agreement, except as a result of a disposal the proceeds of which are applied towards mandatory prepayment of the Facility in accordance with Clause 7 (Prepayment and Cancellation) (without prejudice to the Borrower’s obligations under Clause 19 (Security Ratio));

(b)	after the Purchased Preferred Shares (as defined in the Acquisition Agreement) are converted into the Shares (as defined in the Acquisition Agreement), the Borrower or LDK USA ceases to Control the Target;

(c)	Jiangxi LDK or LDK USA ceases to be a direct wholly-owned Subsidiary of the Borrower; and/or

(d)	Mr. Peng ceases to Control the Borrower.

“Closing Date” means the date on which Completion occurs.

“Commitment” means US$23,000,000, as the same may be reduced, varied or cancelled in accordance with the terms of this Agreement.

“Completion” means the later of the First Closing (as defined in the Acquisition Agreement) and the Second Closing (as defined in the Acquisition Agreement), in each case on the terms set out in the Acquisition Agreement.

“Compliance Certificate” means a certificate delivered pursuant to Clause 18.2 (Compliance Certificates) substantially in the form set out in Schedule 4 (Form of Compliance Certificate).

“Control” of a company means:
(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:
(i)	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of that company; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of that company; or

(iii)	give directions with respect to the operating and financial policies of the Borrower with which the directors or other equivalent officers of that company are obliged to comply; or
(b)	the holding beneficially of more than 50% voting capital stock of that company (excluding any part of that issued capital stock that carries no right
HONGKONG 272490 (2K)

to participate beyond a specified amount in a distribution of either profits or capital).
“Debt Service Reserve ” means, on any date, an amount equal to the aggregate of all interest and/or principal in respect of the then outstanding Loans which would be due and payable on the last day of the then-current Interest Period or the next Repayment Date (as the case may be).

“Debt Service Reserve Account” means the interest-bearing deposit account designated by the Borrower as such for the purpose of this Agreement, opened and maintained by the Borrower with the Lender.

“Default” means an Event of Default or any event or circumstance specified in Clause 21 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Event of Default” means any event or circumstance specified as such in Clause 21 (Events of Default).

“Facility” means the term loan facility to be made available under this Agreement as described in Clause 2 (The Facility), as the same may be reduced, varied or cancelled in accordance with the terms of this Agreement.

“Facility Office ” means the office or offices notified by the Lender to the Borrower in writing on or before the date this Agreement (or, following that date, by not less than five (5) Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Lender and the Borrower setting out any of the fees referred to in Clause 11 (Fees), in each case in the Agreed Form.

“Finance Documents” means:

(a)	this Agreement,

(b)	any Fee Letter,

(c)	the Bank Guarantee,

(d)	the Bank Guarantee Issuance Contract,

(e)	the Jiangxi LDK Guarantee,

(f)	the Receivables Pledge Agreement,

(g)	the Share Pledge Agreement, and

(h)	any other document designated as such by the Lender and the Borrower.
HONGKONG 272490 (2K)

“Financial Indebtedness” means, without duplication, any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks and other financial institutions;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with Applicable GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any Treasury Transaction (and, when calculating the value of that Treasury Transaction , only the marked to market value (or, if any actual amount is due as a result of the termination or close out of the Treasury Transaction, the amount) shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“Funds Flow Statement” means the funds flow statement in Schedule 3 (Funds Flow Statement).

“Governmental Agency” means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under statute).

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indirect Tax ” means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

“Intercompany Note” means the intercompany note dated prior to the Closing Date between the Borrower and LDK USA in the Agreed Form.
HONGKONG 272490 (2K)

“Interest Period” means (a) in relation to the Loan, each period determined in accordance with Clause 9 (Interest Periods), and (b) in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

“Jiangxi LDK” means Jiangxi LDK Solar Hi -tech Co., Ltd. ( LDK ), a company incorporated in the PRC, with registered office at LDK Avenue, Economic Development Zone, Xinyu City, Jiangxi Province, the PRC.

“Jiangxi LDK Guarantee” means the corporate guarantee issued by Jiangxi LDK in favour of CDB Jiangxi in the Agreed Form.

“LDK USA” means LDK Solar USA, Inc., a corporation incorporated in the State of California, the United States, with its registered office at 1290 Oakmead Parkway, Suit 306 Sunnyvale, CA 94085, the United States.

“Legal Reservations” means any matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation).

“LIBOR” means, in relation to the Loan or any Unpaid Sum:

(a)	the Screen Rate; or

(b)	(if no Screen Rate is available for US Dollars or Interest Period of the Loan or Unpaid Sum) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Lender at its request, quoted by the Reference Banks as at the rate at which the relevant Reference Bank could borrow funds in the London interbank market, as at 11:00 a.m. (London time) on the Quotation Day for which an interest rate is to be determined for the offering of deposits in US Dollars for a period comparable to the Interest Period for the Loan or Unpaid Sum.

“Loan” means the loan made or to be made by the Lender under the Facility or, as the case may be, the principal amount outstanding for the time being of the Loan.

“Margin” means 3.00 per cent per annum.

“Material Adverse Effect” means in the reasonable opinion of the Lender a material adverse effect on:

(a)	the business, operations, property or financial condition of any Obligor; or

(b)	the ability of any Obligor to perform its payment or other material obligations under the Finance Documents to which it is a party; or

(c)	the validity or enforceability of, the effectiveness or ranking of the Security granted or purported to be granted pursuant to the Finance Documents, or the rights or remedies of the Lender (or CDB Jiangxi, in the case of the Jiangxi LDK Guarantee) under any of the Finance Documents.
HONGKONG 272490 (2K)

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

“Mr. Peng” means Mr. Peng Xiaofeng, holder of PRC identity card number 360102197505256311.

“NASDAQ” means the NASDAQ Stock Market.

“Obligors” means the Borrower, LDK USA and Jiangxi LDK, and “Obligor” means any one of them.

“Original Financial Statements” means:

(a)	in relation to the Borrower, its audited consolidated financial statement for its financial year ended 31 December 2009; and

(b)	in relation to Jiangxi LDK, its audited consolidated financial statement for its financial year ended 31 December 2009.

“OTCBB” means the OTC Bulletin Board quotation service regulated by the United States Securities and Exchange Commission.

“Party” means a party to this Agreement.

“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement, Hong Kong, the Special Administrative Region of Macau, and Taiwan.

“Quotation Day” means, in relation to any Interest Period in respect of the Loan or any Unpaid Sum, two (2) Business Days before the first day of that Interest Period.

“Receivables Pledge Agreement” means the pledge agreement between the Borrower as pledgor and the Lender as pledge in respect of the Borrower’s receivables under shareholder loans granted by the Borrower to LDK USA evidenced by the Intercompany Note in the Agreed Form.

“Reference Banks” means the principal London offices of Bank of China Limited, Industrial and Commercial Bank of China Ltd. and Standard Chartered Bank plc
HONGKONG 272490 (2K)

and/or such other banks as may be appointed by the Lender in consultation with the Borrower.

“Repayment Date” means each of the dates set out in Clause 6.1 (Repayment of Loan).

“Repeating Representations” means each of the representations set out in Clause 17 (Representations) other than Clause 17.6 (Governing law and enforcement) to Clause 17.8 (Deduction of Tax), Clause 17.10 (Accuracy of information), paragraph (b) of Clause 17.18 (Shares), Clause 17.19 (Acquisition Documents) and Clause 17.2017.20 (Material Agreements).

“Reports” means:

(a)	the legal due diligence report prepared by Sidley Austin LLP and dated December 22, 2010 relating to the Acquisition; and

(b)	the financial and tax due diligence report prepared by KPMG dated December 3, 2010 relating to the Acquisition.

“Safekeeping Agent” means Citibank, N.A..

“Safekeeping Agreement” means the Safekeeping Agreement dated prior to the Closing Date between the Lender as depositor and the Safekeeping Agent in connection with the Share Pledge Agreement and the Receivables Pledge Agreement.

“Screen Rate” means the British Bankers’ Association Interest Settlement Rate of US Dollars for the relevant period as displayed on the Thomson Reuters Screen “LIBOR01” Page, provided that if the relevant page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate after consultation with the Borrower.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Share Pledge Agreement ” means the share pledge agreement dated prior to the Closing Date between LDK USA as pledgor and the Lender as pledgee in respect of the Target Shares in the Agreed Form.

“Signing Date” means the date of this Agreement.

“Subsidiary” means in relation to any company or corporation or individual, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation or individual;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation or individual; or
HONGKONG 272490 (2K)

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another company or corporation or individual if that other company or corporation or individual is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Target” means Solar Power, Inc., a corporation incorporated in the State of California, the United States with its registered office at 1115 Orlando Avenue, Roseville, California 95661, the United States.

“Target Shares” means shares in the capital of the Target.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Termination Date” means the date falling sixty (60) Months from the Utilisation Date.

“Transaction Documents” means the Finance Document, the Acquisition Documents, the Intercompany Note and any other document designated as such by the Lender and the Borrower.

“Treasury Transactions ” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

“United States” means the United States of America.

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.

“US Dollar” or “US Dollars” or “ US$” means the lawful currency of the United States of America from time to time.

“Utilisation” means a utilisation of the Facility.

“Utilisation Date” means the date on which the Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 2 (Utilisation Request).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:
(i)	the “Lender”, the “Borrower” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;
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(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a “Transaction Document” or any other agreement or instrument referred to in a Transaction Document is a reference to that Transaction Document or such other agreement or instrument as amended, novated, supplemented, extended or restated (with respect to any Transaction Document, only to the extent permitted by the terms of the Finance Documents);

(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(vi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any Governmental Agency;

(vii)	a provision of law is a reference to that provision as amended or re-enacted; and

(viii)	a time of day is a reference to Hong Kong time.
(b)	section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default is “continuing” if it has not been remedied or waived.

(e)	Where this Agreement specifies an amount in a given currency (the “specified currency”) “or its equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilising the Lender’s spot rate of exchange for the purchase of the specified currency with that other currency at or about 11:00 a.m. (Hong Kong time) on the relevant date, is equal to the relevant amount in the specified currency.
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SECTION 2
THE FACILITY
2.	THE FACILITY

Subject to the terms of this Agreement, the Lender makes available to the Borrower a term loan facility in US Dollars in an aggregate amount equal to the Commitment.

3.	PURPOSE

3.1	Purpose

The proceeds of the Facility shall be further lent by the Borrower to LDK USA (such Financial Indebtedness as evidenced by the Intercompany Note) for (a) the cash consideration payable by LDK USA for the Acquisition, and (b) costs and expenses under the Transaction Documents, in each case in accordance with the Funds Flow Statement.

3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request unless the Lender has received (or has received evidence that on or prior to a later date that the Lender may select, acting reasonably, it will receive) all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.

4.2	Further conditions precedent

The Lender will only be obliged to comply with Clause 5.4 (Lender’s obligations) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan; and

(b)	the Repeating Representations to be made by the Borrower are true in all material respects.

4.3	Maximum number of Loans

Only one Loan may be borrowed under the Facility.
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SECTION 3
UTILISATION
5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than the 10:00 a.m. (Hong Kong time) thirty (30) days before the proposed Utilisation Date or such other time that the Lender may otherwise agree.

5.2	Completion of a Utilisation Request

(a)	The Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:
(i)	the proposed Utilisation Date is the Closing Date, and is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).
(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be US Dollars.

(b)	The amount of the proposed Loan must not exceed the Commitment.

5.4	Lender’s obligations

If the conditions set out in this Agreement have been met, the Lender shall make the Loan available by the Utilisation Date through its Facility Office.

5.5	Cancellation of Commitment

The Commitment shall be immediately cancelled at the end of the Availability Period.
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SECTION 4
REPAYMENT, PREPAYMENT AND CANCELLATION
6.	REPAYMENT

6.1	Repayment of Loan
The Borrower shall repay the Loan on each of the dates specified in the table below (each such date being a “Repayment Date”) by the corresponding amount specified in the table below, in each case together with accrued interest and all other amounts accrued or due under this Agreement.

Repayment Date	Repayment Amounts
The date falling 12 Months after the Utilisation Date	3,000,000
The date falling 18 Months after the Utilisation Date	3,000,000
The date falling 24 Months after the Utilisation Date	3,000,000
The date falling 30 Months after the Utilisation Date	3,000,000
The date falling 36 Months after the Utilisation Date	3,000,000
The date falling 42 Months after the Utilisation Date	2,000,000
The date falling 48 Months after the Utilisation Date	2,000,000
The date falling 54 Months after the Utilisation Date	2,000,000
Termination Date	The outstanding principal amount at such time
7.	PREPAYMENT AND CANCELLATION

7.1	Illegality
If, at any time, it is or will become unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loan:
(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b)	upon the Lender notifying the Borrower, the Commitment will be immediately cancelled; and

(c)	the Borrower shall repay the Loan on the last day of the Interest Period for each Loan occurring after the Lender has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).
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7.2	Voluntary cancellation
The Borrower may, if it gives the Lender not less than five (5) Business Days’ (or such shorter period as the Lender may agree) prior notice, cancel the whole or any part (being a minimum amount of US$2,000,000 and in integral multiples of US$500,000) of the Commitment.
7.3	Voluntary prepayment of Loan
(a)	The Borrower may, if it gives the Lender not less than five (5) Business Days’ (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of the Facility (but, if in part, being an amount that reduces the amount of the Facility by a minimum amount of US$2,000,000 and in integral multiples of US$500,000).

(b)	The Loan may only be voluntarily prepaid after the last day of the Availability Period (or, if earlier, the day on which the Commitment is zero).
7.4	Mandatory Prepayment
(a)	If LDK USA makes any payment to the Borrower under the Intercompany Note, the Borrower shall, within ten (10) Business Days of receipt of any cash proceeds of such payment, procure that the Net Cash Proceeds relating thereto are applied in prepayment of the Loan, or at the option of the Borrower (and provided that, the Debt Service Reserve Account has been charged in favour of the Lender), are deposited to the Debt Service Reserve Account to be applied in prepayment of the Loan on the last day of the Interest Period in which such date of receipt shall fall.

(b)	If any dividends or distributions are paid in respect of any Target Shares, the Borrower shall, within ten (10) Business Days of receipt by LDK USA of such dividends or distributions, procure that the Net Cash Proceeds relating thereto are applied in prepayment of the Loan, or at the option of the Borrower, (and provided that, the Debt Service Reserve Account has been charged in favour of the Lender), are deposited to the Debt Service Reserve Account to be applied in prepayment of the Loan on the last day of the Interest Period in which such date of receipt shall fall.

(c)	If any of the Target Shares are sold, whether in a single transaction or a series of related transactions (each a “Relevant Disposal”), the Borrower shall, within ten (10) Business Days of receipt by LDK USA of any cash proceeds of such Relevant Disposal, procure that the Net Cash Proceeds relating thereto are applied in prepayment of the Loan, or at the option of the Borrower (and provided that, the Debt Service Reserve Account has been charged in favour of the Lender), are deposited to the Debt Service Reserve Account to be applied in prepayment of the Loan on the last day of the Interest Period in which such date of receipt shall fall
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For the purpose of paragraphs (a) to (c):

“Net Cash Proceeds” means the cash proceeds received by the Borrower after giving effect to deductions of all reasonable expenses incurred and Taxes required to be paid in connection with such payment and/or making the relevant cash proceeds available to the Borrower (including without limitation by way of dividends or other distributions), in each case to the extent such deductions and required payments are certified by the Borrower to the reasonable satisfaction of the Lender.
(d)	If:
(i)	the Borrower sells all or substantially all of its assets; or

(ii)	a Change of Control occurs,
the Borrower shall within ten (10) Business Days of occurrence of the relevant event described above prepay the Facility in full.
(e)	The Borrower shall prepay the Facility, within ten (10) Business Days following receipt thereof, in the amount of any Acquisition Proceeds.
For the purpose of this paragraph (e):

“Acquisition Proceeds” means the
(i)	proceeds of a claim (a “Recovery Claim”) against the Target or any of its Affiliates (or any employee, officer or adviser) in relation to the Acquisition Documents or against the provider of the Reports (in its capacity as a provider of the Reports); and

(ii)	any cash proceeds received pursuant to Section 1.03 (Purchase Price Adjustment) of the Acquisition Agreement,
in each case, deducting:
(xx)	any reasonable expenses which are incurred by the Borrower to any third party person; and

(yy)	any Tax incurred and required to be paid by the Borrower (as reasonably determined by the Borrower on the basis of existing rates and taking into account any available credit, deduction or allowance) to the extent such deductions and required payments are certified by the Borrower to the reasonable satisfaction of the Lender, provided that no prepayment under paragraph (e) of this Clause 7.4 shall be required to be made unless the aggregate Acquisition Proceeds received (in a single transaction or series of transactions) exceed US$500,000.
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7.5	Restrictions
(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs (if not made on the last day of an Interest Period), without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.

(f)	Any prepayment of the Loan in part under this Clause 7 shall satisfy the obligations under Clause 6.1 (Repayment of Loan) in inverse chronological order.
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SECTION 5
COSTS OF UTILISATION
8.	INTEREST

8.1	Calculation of interest
The rate of interest on the Loan for each Interest Period is the percentage rate per annum equal to the aggregate of:
(a)	Margin; and

(b)	LIBOR.
8.2	Payment of interest
The Borrower shall pay accrued interest on the Loan on the last day of each Interest Period.
8.3	Default interest
(a)	If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two (2) per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted part of the Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Lender.

(b)	If any overdue amount consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan:
(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be two (2) per cent. higher than the rate which would have applied if the overdue amount had not become due.
(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.
8.4	Notification of rates of interest
The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.
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9.	INTEREST PERIODS
(a)	Each Interest Period for the Loan shall be six (6) Months, provided that:
(i)	an Interest Period for the Loan shall not extend beyond the Termination Date; and

(ii)	any Interest Period for the Loan which will otherwise extend beyond a Repayment Date (save for any Interest Period which starts on a Repayment Date), shall instead end on such Repayment Date.
(b)	Each Interest Period for the Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.
(c)	If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not or if such Interest Period is the final Interest Period).
10.	CHANGES TO THE CALCULATION OF INTEREST

10.1	Market disruption
(a)	If a Market Disruption Event occurs in relation to the Loan for any Interest Period, then the rate of interest on the Loan for the Interest Period shall be the percentage rate per annum which is the sum of:
(i)	the Margin; and

(ii)	the rate notified to the Borrower by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Lender of funding the Loan from whatever source it may reasonably select.
(b)	In this Agreement “Market Disruption Event” means:
(i)	at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available for the relevant currency and Interest Period and none or only one of the Reference Banks supplies a rate to the Lender to determine LIBOR for US Dollars and the relevant Interest Period; or

(ii)	before close of business in London on the Quotation Day for the relevant Interest Period, the Lender notifies the Borrower that the cost to it of obtaining matching deposits in the applicable interbank market would be in excess of LIBOR.
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10.2	Alternative basis of interest or funding
If a Market Disruption Event occurs and the Lender so requires, the Lender and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.
10.3	Break Costs
(a)	The Borrower shall, within three (3) Business Days of demand by the Lender, pay to the Lender its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or Unpaid Sum.

(b)	The Lender shall, as soon as reasonably practicable after a demand by the Borrower, provide a certificate confirming in reasonable detail the amount of its Break Costs for any Interest Period in which they accrue.
11.	FEES
The Borrower shall pay to the Lender a front-end fee in the amount and at the times agreed in the Fee Letter.
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SECTION 6
ADDITIONAL PAYMENT OBLIGATIONS
12.	TAX GROSS-UP AND INDEMNITIES

12.1	Definitions
(a)	In this Clause 12
“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

“Tax Payment” means an increased payment made by the Borrower to the Lender under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).
(b)	Unless a contrary indication appears, in this Clause 12 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.
12.2	Tax gross-up
(a)	The Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to it.

(c)	If a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower making that Tax Deduction shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.
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12.3	Tax indemnity
(a)	The Borrower shall (within three (3) Business Days of demand) pay to the Lender an amount equal to the loss, liability or cost which the Lender determines will be or has been (directly or indirectly) suffered for or on account of Tax by it in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply with respect to any Tax assessed on the Lender:
(i)	under the law of the jurisdiction in which the Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which the Lender is treated as resident for tax purposes;

(ii)	under the law of the jurisdiction in which the Lender’s Facility Office is located in respect of amounts received or receivable in that jurisdiction; or

(iii)	if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Lender.
(c)	If the Lender makes or intends to make a claim under paragraph (a) above, it shall promptly notify the Borrower in reasonable detail of the event which will give, or has given, rise to the claim.
12.4	Tax Credit
If the Borrower makes a Tax Payment and the Lender determines that:
(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(b)	the Lender has obtained, utilised and retained that Tax Credit, the Lender shall pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.
12.5	Stamp taxes
The Borrower shall pay and, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability the Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.
12.6	Indirect tax
(a)	All consideration expressed to be payable under a Finance Document by the Borrower to the Lender shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by the Lender to the Borrower in connection with a Finance Document, the Borrower shall pay to
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the Lender (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Indirect Tax.
(b)	Where a Finance Document requires the Borrower to reimburse the Lender for any costs or expenses, the Borrower shall also at the same time pay and indemnify the Lender against all Indirect Tax incurred by the Lender in respect of the costs or expenses to the extent that the Lender reasonably determines that it is not entitled to credit or repayment in respect of the Indirect Tax.
13.	INCREASED COSTS

13.1	Increased costs
(a)	Subject to Clause 13.3 (Exceptions) the Borrower shall, within three (3) Business Days of a demand by the Lender, pay to the Lender the amount of any Increased Costs incurred by it as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means:
(i)	an additional or increased cost; or

(ii)	a reduction of any amount due and payable under any Finance Document, which is incurred or suffered by the Lender to the extent that it is attributable to the Lender having entered into its Commitment or funding or performing its obligations under any Finance Document.
13.2	Increased cost claims
(a)	If the Lender intends to make a claim pursuant to Clause 13.1 (Increased costs), it shall notify the Borrower of the event giving rise to the claim.

(b)	The Lender shall, as soon as practicable after a demand by the Borrower, provide a certificate confirming the amount of its Increased Costs in reasonable detail.
13.3	Exceptions
(a)	Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:
(i)	attributable to a Tax Deduction required by law to be made by the Borrower;

(ii)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so
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compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied); or
(iii)	attributable to the gross negligence, wilful misconduct, or breach by the Lender or its Affiliates of any law or regulation.
(b)	In this Clause 13.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 12.1 (Definitions).
14.	OTHER INDEMNITIES

14.1	Currency indemnity
(a)	If any sum due from the Borrower under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:
(i)	making or filing a claim or proof against the Borrower;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings, the Borrower shall as an independent obligation, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange reasonably selected by the Lender to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.
(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.
14.2	Other indemnities
The Borrower shall, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:
(a)	the occurrence of any Event of Default;

(b)	investigating any event which it reasonably believes is a Default;

(c)	a failure by the Borrower to pay any amount due under a Finance Document on its due date;

(d)	funding, or making arrangements to fund, the Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of wilful misconduct, default, or gross negligence by the Lender);
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(e)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower; or

(f)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.
15.	MITIGATION BY THE LENDER

15.1	Mitigation
(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax Gross-up and Indemnities) or Clause 13 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.
15.2	Limitation of liability
(a)	The Borrower shall, within three (3) Business Days of demand, indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.
16.	COSTS AND EXPENSES

16.1	Transaction expenses
The Borrower shall within three (3) Business Days of demand pay the Lender and whether or not the Completion occurs the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing and execution of:
(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement.
16.2	Amendment costs
If (a) the Borrower requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 24.6 (Change of currency), the Borrower shall, within three (3) Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.
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16.3	Enforcement costs
The Borrower shall, within three (3) Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document.
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SECTION 7
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT
17.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 17 to the Lender on the Signing Date.
17.1	Status
(a)	Each Obligor is a corporation duly incorporated or established and validly existing and in good standing (if applicable) under the law of its jurisdiction of incorporation or establishment.

(b)	Each Obligor has the power to own its assets and carry on its business as it is being conducted.
17.2	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by each Obligor in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations.
17.3	Non-conflict with other obligations

The entry into and performance by each Obligor of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:
(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any material agreement or instrument binding upon it or any of its assets or constitute a material default or termination event (however described) under any such agreement or instrument.
17.4	Power and authority
(a)	Each Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b)	No limit on any Obligor’s powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.
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17.5	Validity and admissibility in evidence
(a)	All Authorisations required:
(i)	to enable each Obligor lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation, have been obtained or effected and are in full force and effect.
(b)	All Authorisations necessary for the conduct of the business, trade and ordinary activities of each Obligor have been obtained or effected and are in full force and effect if failure to obtain, effect or maintain the effectiveness of those Authorisations has or would reasonably be expected to have a Material Adverse Effect.
17.6	Governing law and enforcement
(a)	Subject to the Legal Reservations, the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation;

(b)	Subject to the Legal Reservations, any judgment obtained in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.
17.7	No filing or stamp taxes

Subject to the Legal Reservations, it is not necessary that any of the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction (with the exception of registration of the Security Documents in the relevant registries or court filings in the ordinary course of proceedings) or (subject to any qualifications specifically referred to in any legal opinion delivered in accordance with Clause 4 (Conditions of Utilisation)) that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to any of the Finance Documents or the transactions contemplated by any of the Finance Documents.
17.8	Deduction of Tax

Subject to the Legal Reservations, none of the Obligors is required to make any deduction for or on account of Tax from any payment made under any Finance Document to which it is party.
17.9	No default
(a)	No Event of Default is continuing or might be expected to result from the making of the Loan or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.
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(b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a material default or termination event (however described) under any other agreement or instrument which is binding on any Obligor or to which its assets are subject which has or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
17.10	Accuracy of information

All written information provided by each Obligor (including its advisers) to the Lender was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any material respect and to the knowledge of the Borrower, having made due and careful inquiry, no event or circumstance has occurred or arisen and no information has been omitted that results in such provided information being untrue or misleading in any material respect.
17.11	Original Financial Statements
(a)	The Original Financial Statements were prepared in accordance with the Applicable GAAP consistently applied unless expressly disclosed in such Original Financial Statements.

(b)	The Original Financial Statements give a true and fair view of Jiangxi LDK’s or the Borrower’s consolidated financial condition and operations during the relevant financial year.

(c)	There has been no change in Jiangxi LDK’s or the Borrower’s (as the case may be) assets, business or financial condition since the date of Original Financial Statements which has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
17.12	Pari passu ranking

The payment obligations of each Obligor under the Finance Documents to which it is a party rank at least pari passu with the claims of all its unsecured and unsubordinated creditors, except for obligations mandatorily preferred by applicable laws applying to companies or individuals generally.

17.13	No immunity
(a)	Each Obligor is subject to civil and commercial law with respect to its obligations under the Finance Documents;

(b)	The entry into and performance by each Obligor of the Finance Documents to which it is a party constitute private and commercial acts;

(c)	None of the Obligors or their respective assets enjoy any right of immunity from set-off, suit, execution, attachment or legal process.
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17.14	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency have been started against any Obligor which are reasonably likely to be adversely determined and, if so adversely determined, would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

17.15	No breach of laws

None of the Obligors has breached any law or regulation which breach has or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

17.16	Good title to assets

Subject to any Security purported to be created under the Finance Document, each Obligor has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted, where failure to have such title or leases or licenses would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

17.17	Legal and beneficial ownership
(a)	100% equity interests of Jiangxi LDK and 100% equity interests of LDK USA are legally and beneficially owned by the Borrower.

(b)	Mr. Peng Controls the Borrower.

(c)	After the Purchased Preferred Shares (as defined in the Acquisition Agreement) are converted into the Shares (as defined in the Acquisition Agreement) pursuant to terms of the Acquisition Agreement, the Borrower indirectly, and LDK USA directly, Controls the Target.
17.18	Shares
(a)	After the Closing Date, all the Target Shares purchased by LDK USA, are or will be fully-paid, legally owned by LDK USA and beneficially by LDK USA, free from any claims, security (other than pursuant to the Share Pledge Agreement) third party rights or competing interests.

(b)	All the Target Share purchased by LDK USA, on the Closing Date, represent not less than 70% of the total issued and outstanding share capital of the Target.
17.19	Acquisition Documents
(a)	The Acquisition Documents contain all the terms of the Acquisition and are in full-force and effect.

(b)	The First Closing (as defined in the Acquisition Agreement) has occurred.
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(c)	To the knowledge of the Borrower, no default by any party to the Acquisition Documents under the Acquisition Documents is continuing or is reasonably likely to result from the making of the Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(d)	To the knowledge of the Borrower, no representation or warranty given by any party to the Acquisition Documents is untrue or misleading in any material respect.
17.20	Material Agreements

Other than as disclosed in writing to the Lender prior to the Signing Date and, except to the extent imposed by law or any Governmental Agency,
(a)	none of the Obligors is a party to any agreement or instrument or subject to any constitutional documents or other internal corporate restriction which restricts its ability to comply with its payment obligations under the Finance Documents; and

(b)	none of the Borrower’s Subsidiaries is a party to any agreement or instrument or subject to any constitutional documents or other internal corporate restriction which restricts dividend payments, shareholder loan repayments or other distributions (including, without limitation, payments under the Intercompany Note) to the shareholders of such Subsidiary, and which has or is reasonably likely to have, individually in the aggregate, a Material Adverse Effect.
17.21	Repetition

The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of the Utilisation Request and the first day of each Interest Period, except with respect to the representations set out in Clause 17.11 (Original Financial Statements), which shall be deemed to be repeated by reference to the most recent financial statements delivered to the Lender under Clause 18.1 (Financial statements).

18.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 18 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

18.1	Financial statements

The Borrower shall supply to the Lender:
(a)	as soon as they are available (and by not later than the date of filing by the Borrower of such financial statements with the United States Securities and Exchange Commission pursuant to the securities laws and regulations of the United States), but in any event within the first six (6) calendar months after the end of each of their respective financial years, the audited consolidated
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financial statements of each of Jiangxi LDK and the Borrower for that financial year; and
(b)	as soon as they are available (and by not later than the date of filing by the Borrower of such financial statements with the United States Securities and Exchange Commission pursuant to the securities laws and regulations of the United States), but in any event within three (3) calendar months after the end of first half of each of their respective financial years, the unaudited consolidated financial statements of each of Jiangxi LDK and the Borrower for that financial half year.
18.2	Compliance Certificates

The Borrower shall supply to the Lender, with each set of financial statements delivered pursuant to Clause 18.1 (Financial statements) a Compliance Certificate which shall, amongst other things, set out (in reasonable detail) computations as to compliance with Clause 19 (Security Ratio).

18.3	Requirements as to financial statements
(a)	Each set of financial statements delivered by the Borrower pursuant to Clause 18.1 (Financial statements) shall be certified by a director of the relevant company as giving a true and fair view of (in the case of annual financial statements for any financial year), or fairly representing (in other cases), the financial condition and operations (consolidated where applicable) of the relevant companies as at the date as at which those financial statements were drawn up (subject to year-end adjustments and the absence of footnotes) and, in the case of the annual financial statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those annual financial statements;

(b)	The Borrower shall procure that each set of financial statements delivered pursuant to Clause 18.1 (Financial statements) is prepared using Applicable GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the relevant Original Financial Statements unless, in relation to any set of financial statements, (i) it notifies or has notified the Lender that there has been a change in such Applicable GAAP or such accounting practices, or reference periods and (ii) the relevant Auditors deliver to the Lender a description of any change necessary for those financial statements to reflect Applicable GAAP, accounting practices and reference periods upon which the relevant Original Financial Statements were prepared.

(c)	If the Lender, acting reasonably, wishes to discuss the financial position of the Borrower or Jiangxi LDK with the relevant Auditors, the Lender may notify the Borrower, stating the questions or issues which the Lender wishes to discuss with the Auditors. In this event, the Borrower must use commercially reasonable effort to ensure that such Auditors are authorised (at the expense of the Borrower):
(i)	to discuss the financial position of the Borrower with the Lender; and
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(ii)	to disclose to the Lender any information which the Lender may reasonably request.
18.4	Information: miscellaneous

The Borrower shall supply to the Lender:
(a)	all documents dispatched by any Obligor to all or substantially all of its shareholders, or by any Obligor to its creditors generally, in each case at the same time as they are dispatched (or promptly upon receipt thereof);

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any Obligor or the Target, and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)	promptly upon becoming aware of a material adverse effect on the business, operations, property or financial condition of any Obligor or the Target, a written report with sufficient detail as the Lender may reasonably request detailing the Borrower’s intended repayment sources for this Facility;

(d)	promptly upon becoming aware of Mr. Peng ceasing to Control, directly or indirectly, the Borrower, details of the same;

(e)	a semi-annual report in respect of the arbitration as disclosed under Schedule to Section 3.16 (Proceedings) of the Acquisition Agreement;

(f)	all notifications and documents (other than those which are routine and administrative in nature) dispatched by the OTCBB to the Target; and

(g)	all notifications and documents (other than those which are routine and administrative in nature) dispatched by the New York Stock Exchange (the “NYSE”) to the Borrower;
provided, however, that (i) any filing or submission of such information by the Borrower (or by the Target under (f) above) to the United States Securities and Exchange Commission pursuant to the securities laws and regulations of the United States and available on the official website at www.sec.gov shall constitute such supply and despatch; and (ii) the Borrower shall not be required to supply any such documents or details where to do so would cause it to fail to be in compliance with applicable laws and regulations.
18.5	Notification of default
(a)	The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by a director or senior officer on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
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18.6	“Know your customer” checks

If:
(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement; or

(b)	any change in the status of the Borrower after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of its rights and obligations under this Agreement, obliges the Lender or, in the case of paragraph (c) above, any prospective new Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the reasonable request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender (for itself or, in the case of the event described in paragraph (c) above, any prospective new Lender) to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
19.	SECURITY RATIO

19.1	Maintenance of security ratio

The Borrower undertakes with the Lender that it will ensure that the ratio of the Market Value to the principal amount of the Loan then outstanding will not on any test date on which such ratio is calculated in accordance with Clause 19.2 (Testing), be less than 2.0:1.0.

19.2	Testing
(a)	Subject to paragraph (b) below, the covenant in this Clause 19 may be tested at any time after the date falling three (3) months following the Closing Date upon the Lender’s request (acting reasonably).

(b)	The Borrower shall provide a certified calculation of the ratio in the form of the Compliance Certificate within three (3) Business Days following the Lender’s request.
19.3	Definitions

In this Clause 19:

“Market Value” means, in relation to any date, the aggregate of (a) the amount equal to (i) of the volume weighted average price of each Target Share quoted on OTCBB or NASDAQ (as applicable) as specified on the website of the website [http://www.otcbb.com] or [http://www.nasdaq.com] (as applicable) over a period of ninety (90) Trading Days ending on such date, multiplied by (ii) the total number of Target Shares that are then secured pursuant to the Share Pledge Agreement; (b) the value (as determined by the Lender in its sole discretion) of any other asset or
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property which the Lender, in its sole discretion, agrees can be secured (it being understood and agreed that cash may be secured) in favour of the Lender as security for the obligations under the Finance Documents and arrangements, documents and/or other evidence have been made, executed and/or delivered (as applicable) by the Borrower to create such security, in each case, to the satisfaction of the Lender (acting in its sole discretion).

“Trading Day” means a day when OTCBB or NASDAQ (as applicable) is open for dealing business, provided that if no closing price is reported in respect of the common shares of the Target on OTCBB or NASDAQ (as applicable) for one or more consecutive dealing days, such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days.
20.	GENERAL UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
20.1	Authorisations

The Borrower shall (and shall ensure each Obligor will) promptly:
(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	at the Lender’s reasonable request, supply certified copies to the Lender of, any Authorisation required under any law or regulation of its jurisdiction of incorporation
(i)	to enable it to perform its obligations under the Transaction Documents to which it is party,

(ii)	to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Transaction Document to which it is party, and

(iii)	to carry on its business where failure to do so has or would reasonably be expected to have a Material Adverse Effect.
20.2	Compliance with laws

The Borrower shall (and shall ensure each Obligor will) comply in all respects with all laws to which it may be subject, if failure so to comply has or would reasonably be expected to have a Material Adverse Effect.

20.3	Negative pledge

The Borrower shall ensure LDK USA will not create or permit to subsist any Security over any of the Target Shares that are subject to the Share Pledge Agreement.
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20.4	Taxation

The Borrower shall (and shall ensure each Obligor will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:
(a)	such payment is being contested in good faith and adequate reserves are being maintained for those Taxes and the costs required to contest them; and

(b)	failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.
20.5	Merger

The Borrower shall not (and shall ensure no Obligor will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction without the prior written consent of the Lender.

20.6	Preservation of assets

The Borrower shall (and shall ensure each Obligor will) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary or desirable in the conduct of its business, save where to do so would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

20.7	Pari passu ranking

The Borrower shall (and shall ensure each Obligor will) ensure that at all times any unsecured and unsubordinated claims of the Lender against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

20.8	Acquisition Documents
(a)	The Borrower shall (and shall ensure LDK USA will) promptly pay all amounts payable to the Target pursuant to the Acquisition Documents as and when they become due (except to the extent that any such amounts are being contested in good faith by the Borrower and where adequate reserves are set aside for any such payment).

(b)	The Borrower shall (and shall ensure LDK USA will) take all reasonable and practical steps to preserve and enforce its rights (or the rights of LDK USA) and pursue any claims and remedies arising under the Acquisition Documents.

(c)	The Borrower shall not amend, or waive any right it may have under, any Acquisition Document, if such amendment or waiver would affect any right or interest of the Lender under the Finance Documents, without the Lender’s prior written consent.

(d)	The Borrower shall ensure that all the Purchased Preferred Shares (as defined in the Acquisition Agreement) are converted into the Shares (as defined the
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Acquisition Agreement) as soon as permitted under the terms of the Acquisition Agreement.
20.9	Amendments
(a)	The Borrower shall not (and shall ensure no Obligor will) amend, vary, novate, supplement, supersede, waive or terminate any term of a Transaction Document or any other document delivered to the Lender pursuant to Clause 4.1 (Initial conditions precedent) except:
(i)	with respect to any Finance Document, in accordance with the provisions of Clause 30 (Amendments and Waivers);

(ii)	with respect to any other Transaction Document (A) prior to or on the Closing Date, with the prior written consent of the Lender, and (B) after the Closing Date, in a way which could not be reasonably expected to materially and adversely affect the interests of the Lender.
(b)	The Borrower shall promptly supply to the Lender a copy of any document relating to any of the matters referred to in paragraphs (i) to (ii) above.
20.10	Dividends

The Borrower shall, in respect of any financial year, not declare, make or pay any dividend or other distribution on or in respect of its share capital unless taking into account such dividend or distribution it will retain from the Profits for such financial year an amount which is not less than the Debt Service of the period commencing from the date of dividend payment to the date falling six (6) months thereafter.

For the purpose of this Clause 20.10:

“Debt Service” means, in respect of any relevant period, the aggregate of:
(a)	scheduled and accrued interest, fees, discounts, premiums or charges and other finance payments in respect of the Facility; and

(b)	the aggregate of all scheduled repayments and mandatory prepayments (arising from transactions entered into by the Borrower or otherwise known to the Borrower at the date of the determination) of principal of the Facility falling due and any voluntary prepayments made (or to be made) (for purposes of any mandatory or voluntary prepayments, taking into account any grace or notice period for such payment), in each case during that relevant period.

“Profits” means the profits attributable or available to equity holders of the Borrower in a financial year as determined in accordance with Applicable GAAP and the audited financial statements of the Borrower delivered under paragraph (a) of Clause 18.1 (Financial statements) for such financial year.
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20.11	Material Agreements
(a)	The Borrower shall not (and shall ensure no Obligor will) become a party to any agreement or instrument or subject to any constitutional documents or other internal corporate restriction which restricts or prohibits its ability to comply with its obligations under the Finance Documents.

(b)	Subject to applicable laws and regulations, the Borrower shall ensure that each of its Subsidiaries shall pay dividends, repay shareholders’ loans and/or make other distributions to the Borrower to the extent required to enable the Borrower to meet its payment obligations under the Finance Documents.
20.12	Debt Service Reserve Account
(a)	The Borrower shall within fifteen (15) Business Days after the date of this Agreement open the Debt Service Reserve Account with the Lender and at all times thereafter maintain the Debt Service Reserve Account with the Lender in the name of the Borrower.

(b)	The Borrower shall from the date (“Deposit Cut-off Date”) which is fifteen (15) days before the last day of the then-current Interest Period or a Repayment Date (the “Payment Date”) ensure that the credit balance of the Debt Service Reserve Account is at all times on and after each Deposit Cut-off Date through to the applicable Payment Date not less than the applicable Debt Service Reserve, provided that the Borrower shall be permitted to withdraw such amounts on any Repayment Date to make the payments due and payable on such Repayment Date.
20.13	Further Assurance

The Borrower shall (and shall ensure Jiangxi LDK will) promptly do all such acts or execute all such documents as the Lender may reasonably specify (and in such form as the Lender may reasonably require in favour of the Lender or its nominee(s) to ensure the continuing effectiveness and enforceability of the Bank Guarantee and the rights, powers and remedies of the Lender thereunder.
21.	EVENTS OF DEFAULT

Each of the events or circumstances set out in Clause 21 is an Event of Default (save for Clause 21.17 (Acceleration)).
21.1	Non-payment

Any Obligor does not pay on the due date any amount payable pursuant to a Finance Document to which it is a party at the place and in the currency in which it is expressed to be payable unless:
(a)	its failure to pay is caused by administrative or technical error; and

(b)	payment is made within five (5) Business Days of its due date.
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21.2	Security Ratio

Any requirement of Clause 19 (Security Ratio) is not satisfied on any test date in accordance with Clause 19.2 (Testing).
21.3	Other obligations
(a)	Any Obligor does not comply with any provision of the Finance Documents to which it is a party (other than those referred to in Clause 21.1 (Non-payment) and Clause 19 (Security Ratio)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within twenty (20) Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply.
21.4	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading in a material respect when made or deemed to be made.
21.5	Cross default
(a)	Any Financial Indebtedness of any Obligor is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Obligor is cancelled or suspended by a creditor of such Obligor as a result of an event of default (however described).

(d)	Any creditor of any Obligor becomes entitled to declare any Financial Indebtedness of such Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 21.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness for the Obligors taken as a whole falling within paragraphs (a) to (d) above is less than US$10,000,000 (or its equivalent in any other currency or currencies).
21.6	Insolvency
(a)	Any Obligor is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations
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with one or more of its creditors with a view to rescheduling any of its indebtedness.
(b)	The value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any Obligor.
21.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:
(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor;

(b)	a composition, compromise, assignment or arrangement with the creditors in general of any Obligor;

(c)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or all or substantially all of its assets; or

(d)	enforcement of any Security over any assets of any Obligor where the amount of Financial Indebtedness or commitment for Financial Indebtedness for the Obligors secured by such Security is equal to or greater than US$10,000,000 (or its equivalent in any other currency or currencies).
or any analogous procedure or step is taken in any jurisdiction.
21.8	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of any Obligor having an aggregate value (for the Obligors taken on a whole) equal to or greater than US$10,000,000 (or its equivalent in any other currency or currencies).

21.9	Unlawfulness and invalidity
(a)	It is or becomes unlawful for any Obligor to perform any of its obligations under the Finance Documents (or, with respect to LDK USA only, the Intercompany Note) to which it is a party.

(b)	Any obligation or obligations of any Obligor under any Finance Documents to which it is a party (or, with respect to LDK USA only, the Intercompany Note) are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable.

(c)	Any Finance Document (or, with respect to LDK USA only, the Intercompany Note) ceases to be in full force and effect.
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21.10	Cessation of business

Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

21.11	Repudiation

Any Obligor repudiates a Finance Document to which it is a party or evidences an intention to repudiate a Finance Document (or, with respect to LDK USA only, the Intercompany Note).

21.12	Audit qualification

The Auditors of Jiangxi LDK or the Borrower qualify the audited annual consolidated financial statements of Jiangxi LDK or the Borrower respectively, and such qualification, or the circumstances or events resulting in such qualification, in the Lender’s sole opinion, could reasonably be expected to have a Material Adverse Effect.

21.13	Expropriation

The authority or ability of any Obligor to conduct its business is wholly or substantially limited or curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to such Obligor or any of its assets.

21.14	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced that are reasonably likely to be adversely determined against any Obligor or its assets, and if so determined, have or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

21.15	Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

21.16	Listing status
(a)	The shares of the Borrower are no longer listed on the NYSE or suspended from trading on NYSE for more than ten (10) trading days (other than as a result of the suspension of trading of shares in general on NYSE or resulting from the public announcement of a bona fide commercial transaction which is not, and would not otherwise result in, any other Event of Default).

(b)	The Target Shares are not quoted or listed on either of OTCBB or NASDAQ for more than ten (10) trading days (other than as a result of the suspension of trading of shares in general on the OTCBB or NASDAQ or resulting from the public announcement of a bona fide commercial transaction which is not, and
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would not otherwise result in, any other Event of Default, and not including any trading days during the transition period from the Target Shares ceasing to be quoted on OTCBB to being listed on NASDAQ, provided such transition period is no longer than that required by law or otherwise in line with market practice).
21.17	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:
(a)	cancel the Commitment whereupon it shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Loan be payable on demand, whereupon they shall immediately become payable on demand by the Lender;

(d)	exercise all or any of its rights, remedies, powers or discretions under the Finance Documents; and/or

(e)	make a demand under the Bank Guarantee.
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SECTION 8
CHANGES TO PARTIES
22.	CHANGES TO THE LENDER
22.1	The Lender may, at any time, with the Borrower’s prior consent (unless an Event of Default has occurred and is continuing), assign any of its rights and/or transfer all or any of its rights, benefits and/or obligations in respect of the Facility, for this purpose the Lender may make such disclosure in relation to the Facility subject to the terms set out in Clause 22.4.

22.2	If:
(a)	the Lender assigns or transfers any of its rights or obligations under this Agreement pursuant to Clause 22.1 or changes its Facility Office; and

(b)	as a result of the circumstances existing at the date the assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the relevant bank or financial institution or the Lender acting through its other office under Clauses 12 (Tax Gross-up and Indemnities) or 13 (Increased Costs),
then the relevant bank or financial institution or the Lender acting through its other Facility Office is only entitled to receive payment under those clauses to the same extent as the Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.
22.3	The Borrower acknowledges that any person to which the rights, benefits and/or obligations of the Lender may from time to time be so assigned or transferred shall be entitled to the benefit of this Agreement and each other Finance Document as if such person had constituted an original lender under this Agreement to the extent of such assignment or transfer.

22.4	The Borrower agrees that, save as expressly provided in this Clause 22, any assignment or transfer by the Lender, as the case may be, shall as regards the Borrower, be on such terms as are customary in the wholesale lending market in relation to assignments or transfers by the lenders and that they will at the expense of the Lender execute and deliver, or procure the execution and delivery of, such document(s) as may be reasonably required by the Lender to effect such assignment or transfer.

22.5	The Lender agrees that it shall keep confidential and not disclose such information relating to the Borrower, any other Obligor, the Target or any Transaction Document or any document, certificate or instrument delivered to the Lender thereunder as shall come into their possession whether or not in relation to the Facility, except:
(a)	to any prospective assignee, new lender or sub-participant (or agent or advisor of any of the foregoing);

(b)	to their respective advisers, professional or otherwise or their respective service providers who are under an obligation of confidentiality to the Lender;
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(c)	to any of its Affiliates on an need-to-know basis in connection with the administration of the Finance Documents who are apprised of the provisions of this Clause 22;

(d)	any rating agency, insurer or insurance broker of, or direct or indirect provider of credit protection to the Lender or any of its Affiliates in connection with the Facility who are under an obligation of confidentiality to the Lender as to which the Borrower is a third-party beneficiary;

(e)	to its head office and any other branches;

(f)	if required to do so by an order of a court in any jurisdiction;

(g)	under any law or regulation or to any applicable regulatory authority (including the Hong Kong Monetary Authority) or supervisory, governmental or quasi-governmental authority in any jurisdiction having jurisdiction over the Lender;

(h)	to whom information is required to be disclosed in connection with, and for the purposes of any litigation, arbitration, administrative or other investigations, proceedings or disputes between the Lender and the Obligors in respect of the Finance Documents; or

(i)	where such information shall have already entered the public domain other than as a result of the Lender’s breach of its obligations under this Clause 22.5, and in the case of any disclosure under paragraphs (a) and (c) above, subject to requiring and receiving a written confidentiality undertaking substantially in the form then recommended by the Asia Pacific Loan Market Association (or otherwise in the Agreed Form), a copy of which shall, as soon as practicable, be delivered to the Borrower.
23.	CHANGES TO THE BORROWER

The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the prior written consent of the Lender.
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SECTION 9
ADMINISTRATION
24.	PAYMENT MECHANICS
24.1	Payments between the Parties
(a)	On each date on which the Borrower or the Lender is required to make a payment under a Finance Document, the Borrower or the Lender (as the case may be) shall make the same available to the recipient for value on the due date at the time and in such funds as are customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the recipient specifies.
24.2	Partial payments
(a)	If the Lender receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Lender shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
(i)	first, in or towards payment pro rata of any accrued interest, fee or commission then due but unpaid under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any principal then due but unpaid under those Finance Documents; and

(iii)	thirdly, in or towards payment pro rata of any other sum then due but unpaid under the Finance Documents.
(b)	Paragraph (a) above will override any appropriation made by the Borrower.
24.3	No set-off by the Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
24.4	Business Days
(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.
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24.5	Currency of account
(a)	Subject to paragraphs (b) to (e) below, US Dollars is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)	A repayment of the Loan or Unpaid Sum or a part of the Loan or Unpaid Sum shall be made in the currency in which the Loan or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than US Dollars shall be paid in that other currency.
24.6	Change of currency
(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:
(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrower ); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).
(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Lender (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the London interbank market and otherwise to reflect the change in currency.
25.	SET-OFF

The Lender may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.
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26.	NOTICES

26.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.
26.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:
(a)	in the case of the Borrower, that identified with its name on the signature pages below;

(b)	in the case of the Lender, that identified with its name on the signature pages below; and

(c)	in the case of any permitted assignee of the Lender, that notified in writing to the Lender on or prior to the date on which it becomes a Party, or any substitute address and fax number or department or officer as the Party may notify to the Lender (or the Lender may notify to the other Parties, if a change is made by the Lender) by not less than five (5) Business Days’ notice.
26.3	Delivery
(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:
(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;
and, if a particular department or officer is specified as part of its address details provided under Clause 26.2 (Addresses), if addressed to that department or officer.
(b)	Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with the Lender’s signature below (or any substitute department or officer as the Lender shall specify for this purpose).

(c)	Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to the Borrower.
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27.	CALCULATIONS AND CERTIFICATES

27.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.
27.2	Certificates and Determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.
27.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the London interbank market differs, in accordance with that market practice.
28.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.
29.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.
30.	AMENDMENTS AND WAIVERS

Any term of the Finance Documents may be amended or waived only with the consent of the Lender and the Borrower and any such amendment or waiver will be binding on all Parties.
31.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.
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SECTION 10
GOVERNING LAW AND ENFORCEMENT
32.	GOVERNING LAW

This Agreement is governed by Hong Kong law.
33.	ENFORCEMENT

33.1	Jurisdiction
(a)	The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 33.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.
33.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:
(a)	irrevocably appoints, LDK Solar International Company Limited, at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with any Finance Document; and

(b)	agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.
THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.
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SCHEDULE 1
CONDITIONS PRECEDENT
1.	Corporate Documents
(a)	A copy of the constitutional documents of the Borrower and LDK USA (including in respect of the Borrower its certificate of incorporation, memorandum and articles of association, register of directors, register of members and register of mortgages).

(b)	A copy of a resolution of the board of directors of each Obligor:
(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, the Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.
(c)	A specimen of the signature of each person authorised by the resolution of the Borrower and LDK USA referred to in paragraph (b) above.

(d)	A certificate of the Borrower and LDK USA (signed by a director) confirming that:
(i)	borrowing or securing the Commitment would not cause any borrowing or similar limit binding on the Borrower to be exceeded; and

(ii)	each copy document relating to the Borrower or LDK USA specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.
(e)	A certificate of good standing of the Cayman Islands Registrar of Companies in respect of the Borrower.

(f)	A certificate of status of LDK USA issued by Secretary of State of California.
2.	Legal opinions
(a)	Legal opinions of White & Case, legal adviser to the Lender in Hong Kong, in respect of Hong Kong, New York and California law, substantially in the forms distributed to the Lender prior to signing this Agreement.
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(b)	A legal opinion of Walkers, legal adviser to the Lender in the Cayman Islands, substantially in the form distributed to the Lender prior to signing this Agreement.

(c)	Legal opinions of Weintraub Genshlea Chediak, legal adviser to the Target in the State of California, the United States, substantially in the form distributed to the Lender prior to signing this Agreement.

(d)	Legal opinions of Sidley Austin LLP, legal adviser to the Borrower in the State of New York, the United States, substantially in the form distributed to the Lender prior to signing this Agreement.

(e)	A legal opinion of Conyers Dill & Pearman, legal adviser to the Borrower in Cayman Islands, substantially in the form distributed to the Lender prior to signing this Agreement.

(f)	A legal opinion of Jiangxi Ganxing Law Firm (), legal adviser to CDB Jiangxi in the PRC, substantially in the form distributed to the Lender prior to signing this Agreement.
3.	Transaction Documents
(a)	A copy of each Transaction Document (other than the Finance Documents) executed by the parties to those documents.

(b)	The Finance Documents (together with all ancillary documents relating thereto), each duly executed and delivered by all parties thereto.
4.	The Acquisition

A certificate of the Borrower (signed by one director) confirming that all the conditions precedent under the Acquisition Agreement have been satisfied except for payment of any amounts to be paid by the Borrower pursuant to the Acquisition Agreement or to be funded by the Loan.
5.	Other documents and evidence
(a)	A copy of any other Authorisation or other document, opinion or assurance which the Lender, acting reasonably, considers to be necessary (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(b)	The Original Financial Statements.

(c)	The Funds Flow Statement.

(d)	Evidence that any process agent referred to in any Finance Document has accepted its appointment.

(e)	Evidence that the Safekeeping Agent has accepted its appointment.
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(f)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 16 (Costs and Expenses) have been paid or will be paid by or on the first Utilisation Date.
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SCHEDULE 2
UTILISATION REQUEST
From: LDK Solar Co., Ltd.
To: China Development Bank Corporation, Hong Kong Branch
Dated:
Dear Sirs
US$23,000,000 Term Loan Facility Agreement dated [           ] 2011 with LDK Solar Co., Ltd. as borrower (as amended from time to time, the “Agreement”)
1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow the Loan on the following terms:

Proposed Utilisation Date:	[•] (or, if that is not a Business Day, the next Business Day)

Currency of Loan:	US Dollars

Amount:	[•]
3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
LDK Solar Co., Ltd.
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SCHEDULE 3
FUNDS FLOW STATEMENT
LDK Solar Co., Ltd., as the borrower (“Borrower”) of the US$23,000,000 loan facility (the “Facility”) from China Development Bank Corporation, Hong Kong Branch (the “Lender”) pursuant to a facility agreement entered on or about the date of this Statement (the “Facility Agreement”), will utilize and apply the proceeds of the Facility as follows:
(each of the capitalized terms not otherwise defined herein shall have the meaning given to it in the Facility Agreement)
1.	to pay attorney fees actually incurred in connection with the Facility to the Lender’s legal counsels; and

2.	to pay attorney fees actually incurred in connection with the Facility to the Borrower’s legal counsels; and

3.	to pay an acceptance fee equal to US$80,000 to CITIBANK N.A. as the Safekeeping Agent at the closing of the transaction, and to pay to CITIBANK N.A. such amount as is necessary to reimburse it against the legal fees and other actual costs as and when incurred by it in connection with the performance of its obligations and exercise of its rights as the Safekeeping Agent; and

4.	to pay to the Lender front-end fee in such amount and such manner as are specified in the Fee Letter; and

5.	to make a loan to LDK Solar USA, Inc., as evidenced by the Intercompany Note, for the payment of cash consideration payable for the Acquisition in such amount and such manner as are provided in the Acquisition Documents; and

6.	to pay transaction taxes as required by laws and regulations and other expenses and fees payable in connection with the Acquisition and/or the Facility.
LDK Solar Co., Ltd.
     March 18, 2011
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SCHEDULE 4
FORM OF COMPLIANCE CERTIFICATE
To: [•]
[insert address]
Date: [•]
US$23,000,000 Term Loan Facility dated [•] 2011 (the “Facility Agreement”)
We refer to the Facility Agreement (as the same may from time to time be amended, varied, supplemented, restated or novated). Terms defined in the Facility Agreement shall have the same meanings when used in this certificate.
We confirm that: [insert details of the security ratio to be certified including calculations]
We confirm that no Default is continuing.*

[Authorized Signatory]	[Authorized Signatory]
For and on behalf of
LDK Solar Co., Ltd.

*	If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.
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As Borrower
LDK SOLAR CO., LTD.

By:

Address:	Room 2303,18 Xizang Mid-Road, Harbour Ring Plaza, Shanghai 200001, P.R. China

Attention:	Mr. Peng Xiaofeng

Telephone:	+86 21 5385 3600

Facsimile:	+86 21 6350 8707
[Signature Page to CDB LDK US$23,000,000 Term Loan Facility Agreement]

As Lender
CHINA DEVELOPMENT BANK CORPORATION, HONG KONG BRANCH

By:

Address:	Suite 3307-15, 33/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Attention:	Ms. Shi Changhong

Telephone:	+852 3697 7102

Facsimile:	+852 2530 4083
[Signature Page to CDB LDK US$23,000,000 Term Loan Facility Agreement]

Exhibit C
Execution version
SHARE PLEDGE AGREEMENT
          SHARE PLEDGE AGREEMENT (as amended modified, restated and/or supplemented from time to time, this “Agreement”), dated as of March 28 2011, between LDK Solar USA, Inc. as pledgor (the “Pledgor”) and China Development Bank Corporation, Hong Kong Branch as pledgee (the “Pledgee”). Except as otherwise defined herein, all capitalized terms used herein and defined in the Facility Agreement (as defined below) shall be used herein as therein defined.
WITNESSETH:
          WHEREAS, LDK Solar Co., Ltd., the holding company of the Pledgor (the “Borrower”) and China Development Bank Corporation, Hong Kong Branch (the “Lender”) have entered into a US$23,000,000 Facility Agreement, dated as of March 28, 2011 (as amended, modified, restated and/or supplemented from time to time, the “Facility Agreement”), providing for the making of the Loan to the Borrower;
          WHEREAS, the Borrower and the Pledgor have entered into an intercompany note, dated as of March 23, 2011 (as amended, modified, restated and/or supplemented from time to time, the “Intercompany Note”), evidencing intercompany loans from the Borrower to the Pledgor by an amount equal to the Loan under the Facility Agreement; and
          WHEREAS, it is a condition precedent to the making of the Loan to the Borrower under the Facility Agreement that the Pledgor shall have executed and delivered to the Pledgee this Agreement;
          NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to the Pledgor, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee as follows:
          1. SECURITY FOR OBLIGATIONS. This Agreement is made by the Pledgor for the benefit of the Pledgee to secure:
     (i) the full and prompt payment when due (whether at stated maturity, by acceleration or otherwise) of all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of the Pledgor at the rate provided for in the respective documentation, whether or not a claim for post-petition interest is allowed in any such proceeding), fees, costs and indemnities) of the Borrower owing to the Pledgee, whether now existing or hereafter incurred under, arising out of, or in connection with, each Secured Debt Agreement to which the Borrower is a party;
     (ii) any and all sums advanced by the Pledgee in order to preserve the Collateral (as hereinafter defined) or preserve its security interest in the Collateral;
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     (iii) in the event of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities of the Borrower referred to in clause (i) above, after an Event of Default shall have occurred and be continuing, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Pledgee of its rights hereunder, together with reasonable attorneys’ fees and court costs; and
     (iv) all amounts paid by any Indemnitee as to which such Indemnitee has the right to reimbursement under Section 11 of this Agreement, all such obligations, liabilities, indebtedness, sums and expenses set forth in clauses (i) through (iv) of this Section 1 being herein collectively called the “Obligations”, it being acknowledged and agreed that the “Obligations” shall include extensions of credit of the types described above, whether outstanding on the date of this Agreement or extended from time to time after the date of this Agreement.
          2. DEFINITIONS. (a) Unless otherwise defined herein, all capitalized terms used herein and defined in the Facility Agreement shall be used herein as therein defined. Reference to singular terms shall include the plural and vice versa.
          (b) The following capitalized terms used herein shall have the definitions specified below:
          “Adverse Claim” shall have the meaning given such term in Section 8-102(a)(1) of the UCC.
          “Agreement” shall have the meaning set forth in the first paragraph hereof.
          “Borrower” shall have the meaning set forth in the recitals hereto.
          ” Certificated Security” shall have the meaning given such term in Section 8-102(a)(4) of the UCC.
          ” Clearing Corporation” shall have the meaning given such term in Section 8-102(a)(5) of the UCC.
          “Collateral” shall have the meaning set forth in Section 3.1 hereof.
          “Control” share have the meaning given such term in Section 8-106 of the UCC.
          “Event of Default” shall mean any Event of Default under, and as defined in, the Facility Agreement and shall in any event include, without limitation, any payment default on any of the Obligations after the expiration of any applicable grace period.
          “Facility Agreement” shall have the meaning set forth in the recitals hereto.
          “Financial Asset” shall have the meaning given such term in Section 8-102(a)(9) of the UCC.
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          “Indemnitees” shall have the meaning set forth in Section 11 hereof.
          “Instrument” shall have the meaning given such term in Section 9-102(a)(47) of the UCC.
          “Investment Property” shall have the meaning given such term in Section 9-102(a)(49) of the UCC.
          “Lender” shall have the meaning set forth in the recitals hereto.
          “Location” of the Pledgor has the meaning given such term in Section 9-307 of the UCC.
          “Obligations” shall have the meaning set forth in Section 1 hereof.
          “Pledgee” shall have the meaning set forth in the first paragraph hereof.
          “Pledgor” shall have the meaning set forth in the first paragraph hereof.
          “Proceeds” shall have the meaning given such term in Section 9-102(a)(64) of the UCC.
          “Registered Organization” shall have the meaning given such term in Section 9-102(a)(70) of the UCC.
          “Secured Debt Agreements” shall mean and includes the “Finance Documents” as such term is defined in the Facility Agreement.
          “Securities Act” shall mean the Securities Act of 1933, as amended, as in effect from time to time.
          “Securities Intermediary” shall have the meaning given such term in Section 8-102(14) of the UCC.
          “Security” and “Securities” shall have the meaning given such term in Section 8-102(a)(15) of the UCC and shall in any event also include all Stock.
          “Security Entitlement” shall have the meaning given such term in Section 8-102(a)(17) of the UCC.
          “Stock” shall mean all of the issued and outstanding shares of capital stock of the Target at any time owned by the Pledgor.
          “Termination Date” shall have the meaning set forth in Section 19 hereof.
          “UCC” shall mean the Uniform Commercial Code as in effect in the State of New York from time to time; provided that all references herein to specific Sections or subsections of the UCC are references to such Sections or subsections, as the case may be, of the Uniform Commercial Code as in effect in the State of New York on the date hereof.
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          “Uncertificated Security” shall have the meaning given such term in Section 8-102(a)(18) of the UCC.
          3. PLEDGE OF SECURITIES, ETC.
          3.1 Pledge. To secure the Obligations now or hereafter owed or to be performed by the Borrower, the Pledgor does hereby grant, pledge and assign to the Pledgee, and does hereby create a continuing security interest in favor of the Pledgee in, all of its right, title and interest in and to the following, whether now existing or hereafter from time to time acquired (collectively, the “Collateral”):
     (a) all Securities with respect to the Target owned or held by the Pledgor from time to time and all options and warrants owned by the Pledgor from time to time to purchase Securities with respect to the Target;
     (b) all Financial Assets and Investment Property, in each case, with respect to the Target, owned by the Pledgor from time to time;
     (c) all Security Entitlements owned by the Pledgor from time to time in any and all of the foregoing; and
     (d) all Proceeds of any and all of the foregoing.
          3.2 Procedures. (a) To the extent that the Pledgor at any time or from time to time owns, acquires or obtains any right, title or interest in any Collateral, such Collateral shall automatically (and without the taking of any action by the Pledgor) be pledged pursuant to Section 3.1 of this Agreement and, in addition thereto, the Pledgor shall (to the extent provided below) take the following actions as set forth below (as promptly as practicable and, in any event, within ten (10) days after it obtains such Collateral) for the benefit of the Pledgee:
     (i) with respect to a Certificated Security (other than a Certificated Security credited on the books of a Clearing Corporation or Securities Intermediary), the Pledgor shall physically deliver such Certificated Security to the Pledgee or its Safekeeping Agent, in either case in New York, New York, with relevant stock powers endorsed in blank as soon as practicable after the Closing Date, but in any event, within ten (10) days after the date of this Agreement; and
     (ii) With respect to the Uncertificated Security credited on the books of a Securities Intermediary (including a Federal Reserve Bank, Participants Trust Company or The Depository Trust Company), the Pledgor shall promptly notify the Pledgee thereof and shall promptly take (x) all actions required (i) to comply with the applicable rules of such Clearing Corporation or Securities Intermediary and (ii) to perfect the security interest of the Pledgee under applicable law (including, in any event, under Sections 9-314(a) and (c), 9-106 and 8-106(d) of the UCC) and (y) such other actions as the Pledgee deems necessary to effect the foregoing.
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     (b) In addition to the actions required to be taken pursuant to Section 3.2(a) hereof, the Pledgor shall take the following additional actions with respect to the Collateral:
     (i) with respect to all Collateral of the Pledgor whereby or with respect to which the Pledgee may obtain “Control” thereof within the meaning of Section 8-106 of the UCC (or under any provision of the UCC as same may be amended or supplemented from time to time, or under the laws of any relevant State other than the State of New York), the Pledgor shall take all actions as may be reasonably requested from time to time by the Pledgee so that “Control” of such Collateral is obtained and at all times held by the Pledgee; and
     (ii) the Pledgor shall from time to time cause appropriate financing statements (on appropriate forms) under the Uniform Commercial Code as in effect in the relevant States, covering all Collateral hereunder (with the form of such financing statements to be satisfactory to the Pledgee), to be filed in the relevant filing offices so that at all times the Pledgee’s security interest in all Investment Property and other Collateral which can be perfected by the filing of such financing statements (in each case to the maximum extent perfection by filing may be obtained under the laws of the relevant States, including, without limitation, Section 9-312(a) of the UCC) is so perfected.
          3.3 Subsequently Acquired Collateral. If the Pledgor shall acquire (by purchase, stock dividend, distribution or otherwise) any additional Collateral at any time or from time to time after the date hereof, (i) such Collateral shall automatically (and without any further action being required to be taken) be subject to the pledge and security interests created pursuant to Section 3.1 hereof and, furthermore, the Pledgor will thereafter take (or cause to be taken) all action (as promptly as practicable and, in any event, within 10 days after it obtains such Collateral) with respect to such Collateral in accordance with the procedures set forth in Section 3.2 hereof, and will promptly thereafter deliver to the Pledgee (i) a certificate executed by an authorized officer of the Pledgor describing such Collateral and certifying that the same has been duly pledged in favor of the Pledgee (for the benefit of the Pledgee) hereunder.
          3.4 Transfer Taxes. The pledge of Collateral under Section 3.1 or Section 3.3 hereof shall be accompanied by any transfer tax stamps required in connection with the pledge of such Collateral.
          3.5 Certain Representations and Warranties Regarding the Collateral. The Pledgor represents and warrants that on the date hereof: (i) on the Closing Date, the Stock (and any warrants or options to purchase Stock) held by the Pledgor consists of the number and type of shares of the stock (or warrants or options to purchase any stock) of the Target as described in Annex B hereto; (ii) on the Closing Date, such Stock referenced in clause (i) of this paragraph constitutes that percentage of the issued and outstanding capital stock of the Target as is set forth in Annex B hereto; (iii) the Pledgor will comply with the respective procedure set forth in Section 3.2(a) hereof with respect to each item of Collateral described in Annex B hereto by the date specified in Section 3.2(a); and (iv) on the Closing Date, the Pledgor owns no other Securities or Stock with respect to the Target other than the Collateral.
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          4. APPOINTMENT OF SECURITIES INTERMEDIARY. The Pledgee shall have the right to appoint a Securities Intermediary (if applicable) for the purpose of retaining physical possession of the Collateral.
          5. VOTING, ETC., WHILE NO EVENT OF DEFAULT. Unless and until there shall have occurred and be continuing an Event of Default under the Facility Agreement, the Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral owned by it, and to give consents, waivers or ratifications in respect thereof; provided that, in each case, no vote shall be cast or any consent, waiver or ratification given or any action taken or omitted to be taken which would violate, result in a breach of any covenant contained in, or be inconsistent with any of the terms of any Secured Debt Agreement, or which could reasonably be expected to have the effect of impairing the value of the Collateral or any part thereof or the position or interests of the Pledgee in the Collateral, unless expressly permitted by the terms of any Secured Debt Agreements. All such rights of the Pledgor to vote and to give consents, waivers and ratifications shall, upon written notice from the Pledgee to the Pledgor, cease in case an Event of Default has occurred and is continuing, and Section 7 hereof shall become applicable.
          6. DIVIDENDS AND OTHER DISTRIBUTIONS. The Pledgor shall procure that all cash dividends, cash distributions, cash Proceeds and other cash amounts payable in respect of the Collateral are applied in prepayment of the Loan pursuant to Clause 7.4(b) (Mandatory Prepayment) of the Facility Agreement. The Pledgee shall be entitled to receive directly, and to retain as part of the Collateral:
     (i) all other or additional stock, instruments or other securities or property (including, but not limited to, cash dividends other than as set forth above) paid or distributed by way of dividend or otherwise in respect of the Collateral;
     (ii) all other or additional stock, instruments or other securities or property (including, but not limited to, cash (although such cash may be paid directly to the Pledgor so long as no Event of Default then exists)) paid or distributed in respect of the Collateral by way of stock-split, spin-off, split-up, reclassification, combination of shares or similar rearrangement; and
     (iii) all other or additional stock, instruments or other securities or property (including, but not limited to, cash) which may be paid in respect of the Collateral by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation or similar corporate or other reorganization.
Nothing contained in this Section 6 shall limit or restrict in any way the Pledgee’s right to receive the proceeds of the Collateral in any form in accordance with Section 3 of this Agreement. All dividends, distributions or other payments which are received by the Pledgor contrary to the provisions of this Section 6 or Section 7 hereof shall be received in trust for the benefit of the Pledgee, shall be segregated from other property or funds of the Pledgor and shall be forthwith paid over to the Pledgee as Collateral in the same form as so received (with any necessary endorsement).
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          7. REMEDIES IN CASE OF AN EVENT OF DEFAULT. If there shall have occurred and be continuing an Event of Default, then and in every such case, the Pledgee shall be entitled to exercise all of the rights, powers and remedies (whether vested in it by this Agreement or by law) for the protection and enforcement of its rights in respect of the Collateral, and the Pledgee shall be entitled to exercise all the rights and remedies of a secured party under the UCC as in effect in any relevant jurisdiction and also shall be entitled, without limitation, to exercise the following rights, which the Pledgor hereby agrees to be commercially reasonable:
     (i) to receive all amounts payable in respect of the Collateral otherwise payable under Section 6 hereof to the Pledgor;
     (ii) to transfer all or any part of the Collateral into the Pledgee’s name or the name of its nominee or nominees (or the Securities Intermediary’s nominee or nominees, if applicable);
     (iii) to vote (and exercise all rights and powers in respect of voting) all or any part of the Collateral (whether or not transferred into the name of the Pledgee) and give all consents, waivers and ratifications in respect of the Collateral and otherwise act with respect thereto as though it were the outright owner thereof (the Pledgor hereby irrevocably constituting and appointing the Pledgee the proxy and attorney-in-fact of the Pledgor, with full power of substitution to do so);
     (iv) at any time and from time to time to sell, assign and deliver, or grant options to purchase, all or any part of the Collateral, or any interest therein, at any public or private sale, without demand of performance, advertisement or, notice of intention to sell or of the time or place of sale or adjournment thereof or to redeem or otherwise purchase or dispose (all of which are hereby waived by the Pledgor), for cash, on credit or for other property, for immediate or future delivery without any assumption of credit risk, and for such price or prices and on such terms as the Pledgee in its absolute discretion may determine, provided at least 10 days’ written notice of the time and place of any such sale shall be given to the Pledgor. The Pledgee shall not be obligated to make any such sale of Collateral regardless of whether any such notice of sale has theretofore been given. The Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security or the Obligations or otherwise. At any such sale, unless prohibited by applicable law, the Pledgee may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. The Pledgee shall not be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing nor shall any of them be under any obligation to take any action whatsoever with regard thereto; and
     (v) to set off any and all Collateral against any and all Obligations, and to withdraw any and all cash or other Collateral from any and all accounts established and maintained by the Pledgee in the name of the Pledgor to which the Collateral may be credited, and to apply such cash and other Collateral to the payment of any and all Obligations.
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          8. REMEDIES, CUMULATIVE, ETC. Each and every right, power and remedy of the Pledgee provided for in this Agreement or in any other Secured Debt Agreement, or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy. The exercise or beginning of the exercise by the Pledgee of any one or more of the rights, powers or remedies provided for in this Agreement or any other Secured Debt Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Pledgee of all such other rights, powers or remedies, and no failure or delay on the part of the Pledgee to exercise any such right, power or remedy shall operate as a waiver thereof. No notice to or demand on the Pledgor in any case shall entitle it to any other or further notice or demand in similar or other circumstances or constitute a waiver of any of the rights of the Pledgee to any other or further action in any circumstances without notice or demand.
          9. APPLICATION OF PROCEEDS. All monies collected by the Pledgee upon any sale or other disposition of the Collateral pursuant to the terms of this Agreement, together with all other monies received by the Pledgee hereunder, shall be applied in the manner provided in the Facility Agreement.
          10. PURCHASERS OF COLLATERAL. (a) Upon any sale of the Collateral by the Pledgee hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial process or otherwise), the receipt of the Pledgee or the officer making such sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Pledgee or such officer or be answerable in any way for the misapplication or nonapplication thereof.
          (b) It is understood and agreed that the Pledgor shall not be liable for any deficiency between the amount of the proceeds of the Collateral pledged by it hereunder and the amount of the Obligations.
          11. INDEMNITY. The Pledgor agrees (i) to indemnify, reimburse and hold harmless the Pledgee and its successors, assigns, employees, agents (including, but not limited to, any Securities Intermediary, safekeeping agent and/or custodial agent) and affiliates (individually an “Indemnitee”, and collectively, the “Indemnitees”) from and against any and all obligations, damages, injuries, penalties, claims, demands, losses, judgments and liabilities (including, without limitation, liabilities for penalties) of whatsoever kind or nature, and (ii) to reimburse each Indemnitee for all reasonable costs, expenses and disbursements, including reasonable attorneys’ fees and expenses, in each case arising out of or resulting from this Agreement or the exercise by any Indemnitee of any right or remedy granted to it hereunder or under any other Secured Debt Agreement (but excluding any obligations, damages, injuries, penalties, claims, demands, losses, judgments and liabilities (including, without limitation, liabilities for penalties) or expenses of whatsoever kind or nature to the extent incurred or arising by reason of gross negligence or willful misconduct of such Indemnitee (as determined by a court of competent jurisdiction in a final and non-appealable decision)). In no event shall the Pledgee hereunder be liable, in the absence of gross negligence or willful misconduct on its part (as determined by a court of competent jurisdiction in a final and non-appealable decision), for any matter or thing in connection with this Agreement other than to account for monies or other
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property actually received by it in accordance with the terms hereof. If and to the extent that the obligations of the Pledgor under this Section 11 are unenforceable for any reason, the Pledgor hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. The indemnity obligations of the Pledgor contained in this Section 11 shall continue in full force and effect.
          12. FURTHER ASSURANCES; POWER-OF-ATTORNEY. (a) The Pledgor agrees that it will join with the Pledgee in executing and, at the Pledgor’s own expense, file and refile under the UCC or other applicable law such financing statements, continuation statements and other documents, in form reasonably acceptable to the Pledgee, in such offices as the Pledgee may reasonably deem necessary or appropriate and wherever required or permitted by law in order to perfect and preserve the Pledgee’s security interest in the Collateral hereunder and hereby authorizes the Pledgee to file financing statements and amendments thereto relative to all or any part of the Collateral (including, without limitation, (x) financing statements which list the Collateral specifically as collateral and (y) “in lieu of” financing statements) without the signature of the Pledgor where permitted by law, and agrees to do such further acts and things and to execute and deliver to the Pledgee such additional conveyances, assignments, agreements and instruments as the Pledgee may reasonably require or deem advisable to carry into effect the purposes of this Agreement or to further assure and confirm unto the Pledgee its rights, powers and remedies hereunder or thereunder.
          (b) The Pledgor hereby constitutes and appoints the Pledgee its true and lawful attorney-in- fact, irrevocably, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time after the occurrence and during the continuance of an Event of Default, in the Pledgee’s discretion, to act, require, demand, receive and give acquittance for any and all monies and claims for monies due or to become due to the Pledgor under or arising out of the Collateral, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings and to execute any instrument which the Pledgee may deem necessary or advisable to accomplish the purposes of this Agreement, which appointment as attorney is coupled with an interest.
          13. TRANSFER BY THE PLEDGOR. Except as permitted pursuant to the Facility Agreement, the Pledgor will not sell or otherwise dispose of, grant any option with respect to, or mortgage, pledge or otherwise encumber any of the Collateral or any interest therein.
          14. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PLEDGOR. (a) The Pledgor represents, warrants and covenants that:
     (i) on and after the Closing Date, it is the legal, beneficial and record owner of, and has good and marketable title to, all of its Collateral consisting of Securities and that it has sufficient interest in all of its Collateral in which a security interest is purported to be created hereunder for such security interest to attach (subject, in each case, to no pledge, lien, mortgage, hypothecation, security interest, charge, option, Adverse Claim or other encumbrance whatsoever, except the liens and security interests created by this Agreement or permitted under the other Secured Debt Agreements);
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     (ii) on and after the Closing Date, it has full power, authority and legal right to pledge all the Collateral pledged by it pursuant to this Agreement;
     (iii) this Agreement has been duly authorized, executed and delivered by the Pledgor and constitutes a legal, valid and binding obligation of the Pledgor enforceable against the Pledgor in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in equity or at law);
     (iv) except to the extent already obtained or made, no consent of any other party (including, without limitation, any stockholder, or creditor of the Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required to be obtained by the Pledgor in connection with (a) the execution, delivery or performance of this Agreement by the Pledgor, (b) the validity or enforceability of this Agreement against the Pledgor (except as set forth in clause (iii) above), (c) the perfection or enforceability of the Pledgee’s security interest in the Pledgor’s Collateral or (d) except for compliance with or as may be required by applicable securities laws, the exercise by the Pledgee of any of its rights or remedies provided herein;
     (v) neither the execution, delivery or performance by the Pledgor of this Agreement, nor compliance by it with the terms and provisions hereof and thereof nor the consummation of the transactions contemplated therein: (i) will contravene any provision of any applicable law, statute, rule or regulation, or any applicable order, writ, injunction or decree of any court, arbitrator or governmental instrumentality, domestic or foreign, applicable to the Pledgor; (ii) will conflict or be inconsistent with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the properties or assets of the Pledgor pursuant to the terms of any indenture, lease, mortgage, deed of trust, credit agreement, loan agreement or any other material agreement, contract or other instrument to which the Pledgor is a party or is otherwise bound, or by which it or any of its properties or assets is bound or to which it may be subject; or (iii) will violate any provision of the certificate of incorporation, by-laws, (or equivalent organizational documents), as the case may be, of the Pledgor;
     (vi) on and after the Closing Date, all of the Pledgor’s Collateral (consisting of Securities) has been duly and validly issued, is fully paid and non-assessable and is subject to no options to purchase or similar rights;
     (vii) the pledge, collateral assignment and delivery to the Pledgee in New York of such Pledgor’s Collateral consisting of Certificated Securities pursuant to this Agreement and the maintenance of such Certificated Securities by the Pledgee or its Safekeeping Agent in New York creates a valid and perfected first priority security interest in such Certificated Securities, and the proceeds thereof, subject to no prior lien or encumbrance or to any agreement purporting to grant to any third party a lien or
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encumbrance on the property or assets of the Pledgor which would include the Securities (other than the liens and security interests permitted under the Secured Debt Agreements then in effect) and the Pledgee is entitled to all the rights, priorities and benefits afforded by the UCC or other relevant law as enacted in any relevant jurisdiction to perfect security interests in respect of such Collateral; and
     (viii) “Control” has been obtained by the Pledgee over all of the Pledgor’s Collateral consisting of Securities with respect to which such “Control” may be obtained pursuant to Section 8-106 of the UCC, except to the extent that the obligation of the Pledgor to provide the Pledgee with “Control” of such Collateral has not yet arisen under this Agreement; provided that in the case of the Pledgee obtaining “Control” over Collateral consisting of a Security Entitlement, the Pledgor shall have taken all steps in its control so that the Pledgee obtains “Control” over such Security Entitlement.
          (b) The Pledgor covenants and agrees that it will defend the Pledgee’s right, title and security interest in and to the Pledgor’s Collateral and the proceeds thereof against the claims and demands of all persons whomsoever; and the Pledgor covenants and agrees that it will have like title to and right to pledge any other property at any time hereafter pledged to the Pledgee by the Pledgor as Collateral hereunder and will likewise defend the right thereto and security interest therein of the Pledgee.
          (c) The Pledgor covenants and agrees that it will take no action which would violate any of the terms of any Secured Debt Agreement.
          15. LEGAL NAME; TYPE OF ORGANIZATION (AND WHETHER A REGISTERED ORGANIZATION AND/OR A TRANSMITTING UTILITY); JURISDICTION OF ORGANIZATION; LOCATION; ORGANIZATIONAL IDENTIFICATION NUMBER; CHANGES THERETO; ETC. The exact legal name of the Pledgor, the type of organization of the Pledgor, whether or not the Pledgor is a Registered Organization, the jurisdiction of organization of the Pledgor, the Pledgor’s Location, the organizational identification number (if any) of the Pledgor and whether or not the Pledgor is a Transmitting Utility, is listed on Annex A hereto. The Pledgor shall not change its legal name, its type of organization, its status as a Registered Organization (in the case of a Registered Organization), its status as a Transmitting Utility or as a Person which is not a Transmitting Utility, as the case may be, its jurisdiction of organization, its Location, its organizational identification number (if any) except that any such changes shall be permitted (so long as not in violation of the applicable requirements of the Secured Debt Agreements and so long as same do not involve (x) a Registered Organization ceasing to constitute same or (y) the Pledgor changing its jurisdiction of organization or Location from the United States or a State thereof to a jurisdiction of organization or Location, as the case may be, outside the United States or a State thereof) if (i) it shall have given to the Collateral Agent not less than 15 days’ prior written notice of each change to the information listed on Annex A (as adjusted for any subsequent changes thereto previously made in accordance with this sentence), together with a supplement to Annex A which shall correct all information contained therein for the Pledgor, and (ii) in connection with the respective such change or changes, it shall have taken all action reasonably requested by the Collateral Agent to maintain the security interests of the Collateral Agent in the Collateral intended to be granted hereby at all times fully perfected and in full force and effect. In addition, to the extent that the Pledgor does
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not have an organizational identification number on the date hereof and later obtains one, the Pledgor shall promptly thereafter deliver a notification of the Collateral Agent of such organizational identification number and shall take all actions reasonably satisfactory to the Collateral Agent to the extent necessary to maintain the security interest of the Collateral Agent in the Collateral intended to be granted hereby fully perfected and in full force and effect.
          16. PLEDGOR’S OBLIGATIONS ABSOLUTE, ETC. The obligations of the Pledgor under this Agreement shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever (other than termination of this Agreement pursuant to Section 18. hereof), including, without limitation:
     (i) any renewal, extension, amendment or modification of, or addition or supplement to or deletion from any Secured Debt Agreement (other than this Agreement in accordance with its terms), or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof;
     (ii) any waiver, consent, extension, indulgence or other action or inaction under or in respect of any such agreement or instrument including, without limitation, this Agreement (other than a waiver, consent or extension with respect to this Agreement in accordance with its terms);
     (iii) any furnishing of any additional security to the Pledgee or its assignee or any acceptance thereof or any release of any security by the Pledgee or its assignee;
     (iv) any limitation on any party’s liability or obligations under any such instrument or agreement or any invalidity or unenforceability, in whole or in part, of any such instrument or agreement or any term thereof; or
     (v) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to the Pledgor or any subsidiary of the Pledgor (if any), or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceeding, whether or not the Pledgor shall have notice or knowledge of any of the foregoing.
          17. SALE OF COLLATERAL WITHOUT REGISTRATION. (a) If an Event of Default shall have occurred and be continuing and the Pledgor shall have received from the Pledgee a written request or requests that the Pledgor cause any registration, qualification or compliance under any federal or state securities law or laws to be effected with respect to all or any part of the Collateral consisting of Securities, the Pledgor as soon as practicable and at its expense will use commercially reasonable efforts to cause such registration to be effected (and be kept effective) and will use commercially reasonable efforts to cause such qualification and compliance to be effected (and be kept effective) as may be so requested and as would permit or facilitate the sale and distribution of such Collateral consisting of Securities, including, without limitation, registration under the Securities Act, as then in effect (or any similar statute then in effect), appropriate qualifications under applicable blue sky or other state securities laws and appropriate compliance with any other governmental requirements; provided, that the Pledgee
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shall furnish to the Pledgor such information regarding the Pledgee as the Pledgor may request in writing and as shall be required in connection with any such registration, qualification or compliance. The Pledgor will cause the Pledgee to be kept reasonably advised in writing as to the progress of each such registration, qualification or compliance and as to the completion thereof, will furnish to the Pledgee such number of prospectuses, offering circulars and other documents incident thereto as the Pledgee from time to time may reasonably request, and will indemnify, to the extent permitted by law, the Pledgee participating in the distribution of such Collateral consisting of Securities against all claims, losses, damages and liabilities caused by any untrue statement (or alleged untrue statement) of a material fact contained therein (or in any related registration statement, notification or the like) or by any omission (or alleged omission) to state therein (or in any related registration statement, notification or the like) a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been caused by an untrue statement or omission based upon information furnished in writing to the Pledgor by the Pledgee expressly for use therein.
          (b) If at any time when the Pledgee shall determine to exercise its right to sell all or any part of the Collateral consisting of Securities pursuant to Section 7 hereof, and such Collateral or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act, as then in effect, the Pledgee may, in its sole and absolute discretion, sell such Collateral or part thereof by private sale in such manner and under such circumstances as the Pledgee may deem necessary or advisable in order that such sale may legally be effected without such registration. Without limiting the generality of the foregoing, in any such event the Pledgee, in its sole and absolute discretion (i) may proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Collateral or part thereof shall have been filed under such Securities Act, (ii) may approach and negotiate with a single possible purchaser to effect such sale, and (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Collateral or part thereof. In the event of any such sale, the Pledgee shall incur no responsibility or liability for selling all or any part of the Collateral at a price which the Pledgee, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sale were deferred until the registration as aforesaid.
          18. TERMINATION; RELEASE. (a) On the Termination Date (as defined below), this Agreement shall terminate (provided that all indemnities set forth herein including, without limitation, in Section 11 hereof shall survive any such termination) and the Pledgee, at the request and expense of the Pledgor, will execute and deliver to the Pledgor a proper instrument or instruments (including UCC termination statements) acknowledging the satisfaction and termination of this Agreement (including, without limitation, UCC termination statements and instruments of satisfaction, discharge and/or reconveyance), and will duly release from the security interest created hereby and assign, transfer and deliver to the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Pledgee or any agent thereof and as has not theretofore been sold or otherwise applied or released pursuant to this Agreement, together with any moneys at the time held by the Pledgee or any of its sub-agents hereunder and, with respect to any Collateral consisting of an Uncertificated Security (other than an Uncertificated Security credited on the books of a Clearing
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Corporation or Securities Intermediary), a termination of the agreement relating thereto executed and delivered by the issuer of such Uncertificated Security pursuant to Section 3.2(a)(ii). As used in this Agreement, “Termination Date” shall mean the date upon which the Commitments under the Facility Agreement have been terminated, and all other Obligations (other than indemnities described in Section 11 hereof and described in the Facility Agreement, and any other indemnities set forth in any other Secured Debt Agreements, in each case which are not then due and payable) then due and payable have been paid in full.
          (b) In the event that any part of the Collateral is sold or otherwise disposed of, in connection with a sale or disposition permitted by the terms of the Facility Agreement or is otherwise released at the direction of the Lender and the proceeds of such sale or disposition (or from such release) are applied in accordance with the terms of the Facility Agreement, to the extent required to be so applied, the Pledgee, at the request and expense of the Pledgor, will duly release from the security interest created hereby (and will execute and deliver such documentation, including termination or partial release statements and the like in connection therewith) and assign, transfer and deliver to the Pledgor (without recourse and without any representation or warranty) such of the Collateral as is then being (or has been) so sold or released and as may be in the possession of the Pledgee (or, in the case of Collateral held by the Securities Intermediary designated pursuant to Section 4 hereto, such Securities Intermediary) and has not theretofore been released pursuant to this Agreement.
          (c) At any time that the Pledgor desires that Collateral be released as provided in the foregoing Section 19(a) or (b), it shall deliver to the Pledgee (and the relevant sub-agent, if any, designated pursuant to Section 4 hereof) a certificate signed by an authorized officer of the Pledgor stating that the release of the respective Collateral is permitted pursuant to Section 19(a) or (b) hereof. If reasonably requested by the Pledgee (although the Pledgee shall have no obligation to make any such request), the Pledgor shall furnish appropriate legal opinions (from counsel, reasonably acceptable to the Pledgee) to the effect set forth in the immediately preceding sentence.
          19. NOTICES, ETC. (a) Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.
     (b) The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with this Agreement is:
               (i) in the case of the Pledgor, that identified with its name on the signature pages below;
               (ii) in the case of any permitted assignee of the Pledgee, that notified in writing to the Pledgee on or prior to the date on which it becomes a party; and
               (iii) in the case of the Pledgee, at:
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China Development Bank Corporation, Hong Kong Branch
Suite 3307-15, 33/F, One International Finance Centre
No. 1 Harbour View Street, Central
Hong Kong
Attention: Changhong Shi
Facsimile: +(852) 2530 4083
or any substitute address and fax number or department or officer as the party may notify to the Pledgee (or the Pledgee may notify to the other parties, if a change is made by the Pledgee) by not less than five (5) Business Days’ notice.
          (c) (i) Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:
                    (A) if by way of fax, when received in legible form; or
                    (B) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;
          and, if a particular department or officer is specified as part of its address details provided under (b) above, if addressed to that department or officer.
          (ii) communication or document to be made or delivered to the Pledgee will be effective only when actually received by the Pledgee and then only if it is expressly marked for the attention of the department or officer identified with the Pledgee’s signature below (or any substitute department or officer as the Pledgee shall specify for this purpose).
          (iii) Any communication or document made or delivered to the Pledgor in accordance with this Section 19 will be deemed to have been made or delivered to the Borrower.
          20. WAIVER; AMENDMENT. None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever except in accordance with the requirements specified in the Facility Agreement.
          21. SUCCESSORS AND ASSIGNS. This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect, subject to release and/or termination as set forth in Section 19, (ii) be binding upon the Pledgor, its successors and assigns; provided, however, that the Pledgor shall not assign any of its rights or obligations hereunder without the prior written consent of the Pledgee, and (iii) inure, together with the rights and remedies of the Pledgee hereunder, to the benefit of the Pledgee and its respective successors, transferees and assigns permitted under the Facility Agreement.
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          22. HEADINGS DESCRIPTIVE. The headings of the several Sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.
          23. GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE PLEDGOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. THE PLEDGOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER THE PLEDGOR, AND AGREES NOT TO PLEAD OR CLAIM IN ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFORESAID COURTS THAT ANY SUCH COURT LACKS PERSONAL JURISDICTION OVER THE PLEDGOR. THE PLEDGOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE PLEDGOR AT ITS ADDRESS FOR NOTICES AS PROVIDED IN SECTION 20 ABOVE, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. THE PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE PLEDGEE UNDER THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE PLEDGOR IN ANY OTHER JURISDICTION.
          (b) THE PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
          (c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS
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AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
          24. PLEDGOR’S DUTIES. It is expressly agreed, anything herein contained to the contrary notwithstanding, that the Pledgor shall remain liable to perform all of the obligations, if any, assumed by it with respect to the Collateral and the Pledgee shall not have any obligations or liabilities with respect to any Collateral by reason of or arising out of this Agreement, nor shall the Pledgee be required or obligated in any manner to perform or fulfill any of the obligations of the Pledgor under or with respect to any Collateral.
          25. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Pledgor and the Pledgee.
          26. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
          27. NO RECOURSE. Notwithstanding anything to the contrary contained herein or in any other Finance Document, the Pledgee’s sole recourse to the Pledgor for any of the Obligations or in respect of any representations, warranties, covenants and agreements on the part of the Pledgor contained herein shall be solely and exclusively to the Collateral.
* * * *
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          IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Agreement to be executed by their duly elected officers duly authorized as of the date first above written.

Address:

1290 Oakmead Parkway	LDK Solar USA, Inc.
Suite 306, Sunnyvale, CA 94085	as Pledgor
U.S.A.
Tel: (408) 245-0858
Fax: (408) 245-9902
By:
		Name:	Xiao Feng Peng
		Title:	CEO

[Signature Page to Share Pledge Agreement]

Accepted and Agreed to:

China Development Bank Corporation, Hong Kong Branch as Pledgee
By:
	Name:	Wang Wuping
	Title:	Alternate Chief Executive

[Signature Page to Share Pledge Agreement]

ANNEX A
to
PLEDGE AGREEMENT
SCHEDULE OF LEGAL NAMES, TYPE OF ORGANIZATION
(AND WHETHER A REGISTERED ORGANIZATION AND/OR
A TRANSMITTING UTILITY), JURISDICTION OF ORGANIZATION,
LOCATION, ORGANIZATIONAL IDENTIFICATION NUMBERS
AND FEDERAL EMPLOYER IDENTIFICATION NUMBERS

Pledgor’s
Exact Legal	Type of Organization			Location (for	Pledgor’s Organization
Name of	(or, if the Pledgor is	Registered		purposes of NY	Identification Number	Transmitting
The	an Individual, so	Organization?	Jurisdiction of	UCC	(or, if it has none, so	Utility?
Pledgor	indicate)	(Yes/No)	Organization	§ 9-307)	indicate)	(Yes/No)

LDK Solar USA, Inc.	Corporation	Yes	State of California	State of California	C2964768	No.
HONGKONG 271269 (2K)

ANNEX B
to
PLEDGE AGREEMENT
SCHEDULE OF STOCK

Type of Shares	Number of Shares	Certificate No.	Percentage Owned

Common Stock	42,835,947	To be provided by Borrower	Approximately 44.9%

Preferred Share	20,000,000	To be provided by Borrower	Approximately 25.1%
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Page

1. SECURITY FOR OBLIGATIONS	1
2. DEFINITIONS	2
3. PLEDGE OF SECURITIES, ETC.	4
4. APPOINTMENT OF SECURITIES INTERMEDIARY	6
5. VOTING, ETC., WHILE NO EVENT OF DEFAULT	6
6. DIVIDENDS AND OTHER DISTRIBUTIONS	6
7. REMEDIES IN CASE OF AN EVENT OF DEFAULT	7
8. REMEDIES, CUMULATIVE, ETC.	8
9. APPLICATION OF PROCEEDS	8
10. PURCHASERS OF COLLATERAL	8
11. INDEMNITY	8
12. FURTHER ASSURANCES; POWER-OF-ATTORNEY	9
13. TRANSFER BY THE PLEDGOR	9
14. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PLEDGOR	9
15. LEGAL NAME; TYPE OF ORGANIZATION (AND WHETHER A REGISTERED ORGANIZATION AND/OR A TRANSMITTING UTILITY); JURISDICTION OF ORGANIZATION; LOCATION; ORGANIZATIONAL IDENTIFICATION NUMBER; CHANGES THERETO; ETC.	11
16. PLEDGOR’S OBLIGATIONS ABSOLUTE, ETC.	12
17. SALE OF COLLATERAL WITHOUT REGISTRATION	12
18. TERMINATION; RELEASE	13
19. NOTICES, ETC.	14
20. WAIVER; AMENDMENT	15
21. SUCCESSORS AND ASSIGNS	15
22. HEADINGS DESCRIPTIVE	16
23. GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL	16
24. PLEDGOR’S DUTIES	17
25. COUNTERPARTS	17
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(continued)

Page

26. SEVERABILITY	17
27. NO RECOURSE	17

ANNEX A	—	SCHEDULE OF LEGAL NAMES, TYPE OF ORGANIZATION (AND
WHETHER A REGISTERED ORGANIZATION AND/OR A
TRANSMITTING UTILITY), JURISDICTION OF ORGANIZATION,
LOCATION, ORGANIZATIONAL IDENTIFICATION NUMBERS AND
FEDERAL EMPLOYER IDENTIFICATION NUMBERS

ANNEX B	—	SCHEDULE OF STOCK
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